                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF

                          SCHEIN PHARMACEUTICAL, INC.
                                       AT

                              $19.50 NET PER SHARE
                                       BY

                              WS ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF

                          WATSON PHARMACEUTICALS, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, JULY 3, 2000, UNLESS THE OFFER IS EXTENDED.

     THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF MAY 24, 2000, AMONG WATSON PHARMACEUTICALS, INC. ("WATSON"), WS ACQUISITION CORP. AND SCHEIN PHARMACEUTICAL, INC. ("SCHEIN"). THE BOARD OF DIRECTORS OF SCHEIN HAS APPROVED AND FOUND ADVISABLE THE MERGER AGREEMENT, THE OFFER AND THE MERGER REFERRED TO HEREIN, DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF SCHEIN AND RECOMMENDS THAT STOCKHOLDERS OF SCHEIN ACCEPT THE OFFER AND TENDER THEIR SHARES AND/OR ADOPT THE MERGER AGREEMENT.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE HAVING BEEN VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST 24,500,000 SHARES OF COMMON STOCK OF SCHEIN AND THE SATISFACTION OF OTHER CUSTOMARY CLOSING CONDITIONS, INCLUDING THE EXPIRATION OF REGULATORY WAITING PERIODS. SEE THE INTRODUCTION AND SECTIONS 1 AND 15.
                            ------------------------

                                   IMPORTANT

     Any stockholder desiring to tender all or any portion of such stockholder's Shares (as defined below) should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and (a) mail or deliver it together with the certificate(s) evidencing tendered Shares, and any other required documents, to the Depositary or (b) tender such Shares pursuant to the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase, or (2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares.

     A stockholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3.

     Questions or requests for assistance may be directed to D.F. King & Co., Inc. (the "Information Agent") or to Bear, Stearns & Co. Inc. (the "Dealer Manager") at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent, the Dealer Manager or from brokers, dealers, commercial banks or trust companies.
                            ------------------------

                      THE DEALER MANAGER FOR THE OFFER IS:

                            BEAR, STEARNS & CO. INC.

June 6, 2000

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY TERM SHEET..........................................    2
INTRODUCTION................................................    6
 1.  TERMS OF THE OFFER.....................................    7
 2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES..........    9
 3.  PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING
  SHARES....................................................    9
 4.  WITHDRAWAL RIGHTS......................................   12
 5.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES................   12
 6.  PRICE RANGE OF SHARES; DIVIDENDS.......................   13
 7.  CERTAIN INFORMATION CONCERNING SCHEIN..................   14
 8.  CERTAIN INFORMATION CONCERNING THE PURCHASER AND
  WATSON....................................................   16
 9.  PRO FORMA FINANCIAL STATEMENTS.........................   18
10.  FINANCING OF THE OFFER AND THE MERGER..................   26
11.  BACKGROUND OF THE OFFER; THE MERGER AGREEMENT;
     STOCKHOLDER AGREEMENTS.................................   28
12.  PURPOSE OF THE OFFER; PLANS FOR SCHEIN AFTER THE OFFER
     AND THE MERGER.........................................   47
13.  DIVIDENDS AND DISTRIBUTIONS............................   48
14.  EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES;
     EXCHANGE LISTING AND EXCHANGE ACT REGISTRATION.........   48
15.  CERTAIN CONDITIONS OF THE OFFER........................   49
16.  CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS.........   52
17.  FEES AND EXPENSES......................................   54
18.  MISCELLANEOUS..........................................   54
SCHEDULE I: DIRECTORS AND EXECUTIVE OFFICERS OF WATSON AND
THE PURCHASER...............................................   56

                               SUMMARY TERM SHEET

     WS Acquisition Corp. is offering to purchase all of the outstanding shares of common stock of Schein for $19.50 per share in cash. Through a question and answer format, this Summary Term Sheet is designed to explain to you, the stockholders of Schein, a number of important terms of the proposed transaction. This Summary Term Sheet serves only as an introduction, and we urge you to carefully read the remainder of the Offer to Purchase and the accompanying Letter of Transmittal in order to fully educate yourself on the details of the proposed transaction. Cross-referenced text refers to sections within the Offer to Purchase, unless otherwise noted.

WHO IS OFFERING TO BUY THE COMMON STOCK OF SCHEIN PHARMACEUTICAL, INC.?

     Our name is WS Acquisition Corp. We are a Delaware corporation formed for the purpose of making a cash tender offer for all of the outstanding shares of common stock of Schein. We are a wholly-owned subsidiary of Watson, a Nevada corporation, whose shares are listed on the New York Stock Exchange. See "Introduction."

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER? HOW MUCH IS WS ACQUISITION CORP. OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

     We are offering to purchase all of the outstanding shares of common stock of Schein for $19.50 per share, net to you, in cash. See "Introduction."

WHAT IS THE PURPOSE OF THE TENDER OFFER?

     The purpose of the tender offer is to enable Watson to acquire control of, and the entire equity interest in, Schein. Following the Offer, WS Acquisition Corp. and Watson intend to acquire any remaining equity interest in Schein that was not acquired during the tender offer. See "Introduction" and Section 12 ("Purpose of the Offer; Plans for Schein after the Offer and the Merger").

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

     We are not obligated to purchase any shares that you validly tender unless the number of shares validly tendered and not withdrawn before the expiration date of the Offer represents, in the aggregate, at least 24,500,000 shares of Schein common stock.

     We are also not obligated to purchase any shares which you validly tender if, among other things: (i) Schein does not continue to operate its business according to ordinary and past practices, (ii) there is a material adverse change in Schein or Schein's business, or (iii) the applicable waiting period under applicable antitrust laws, has not expired or been terminated.

     We are also not obligated to purchase any shares you validly tender if any other conditions set forth in Section 15 ("Certain Conditions of the Offer") and discussed in Section 1 ("Terms of the Offer") are not satisfied or waived.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

     Our offer to purchase your shares expires at 12:00 midnight, New York City time, on Monday, July 3, 2000. This is called the initial expiration date. See
Section 1 ("Terms of the Offer").

CAN WS ACQUISITION CORP. EXTEND THE OFFER PAST THE INITIAL EXPIRATION DATE AND UNDER WHAT CIRCUMSTANCES?

     Yes. We can and may be required to extend the Offer past the initial expiration date. If we do so, you will be able to tender your shares until 12:00 midnight, New York City time, on the new expiration date.

     Several terms, which were negotiated by the parties, define the circumstances in which we can extend the Offer, including: (i) if any conditions to the Offer have not been satisfied or waived, or (ii) for ten business days if all of the conditions to the Offer are satisfied and more than 24,500,000 shares, but less than 90% of the shares, of Schein common stock have been validly tendered pursuant to the Offer and are not withdrawn. See Section 1 ("Terms of the Offer").

HOW DO I FIND OUT IF WS ACQUISITION CORP. EXTENDS THE OFFER?

     We will announce an extension no later than 9:00 a.m., New York City time, on the business day after a scheduled expiration date by issuing a press release to the Dow Jones News Service. See Section 1 ("Terms of the Offer").

HOW DO I GET PAID FOR MY TENDERED SHARES?

     We will pay for the shares accepted for payment by depositing the purchase price with ChaseMellon Stockholder Services, L.L.C. (who is the depositary in the Offer). The depositary will transmit to you the payment for all shares accepted for payment. See Section 2 ("Acceptance for Payment and Payment for Shares").

HOW DO I TENDER MY SHARES?

     To tender your shares, you must deliver your share certificates, together with a completed letter of transmittal, to the depositary on or prior to the expiration date. If your shares are held in street name, you can tender the shares by your nominee through The Depository Trust Company.

     If you cannot get all of the documents or instruments that you are required to deliver to the depositary, you can still tender your shares if a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of a recognized Medallion Signature Guarantee Program or any other eligible institution guarantees that the depositary will receive the missing items within three New York Stock Exchange trading days. For the tender to be valid, the depositary must actually receive the missing items within that three-day period. See Section 3 ("Procedures for Accepting the Offer and Tendering Shares").

UNTIL WHAT TIME CAN I WITHDRAW MY PREVIOUSLY TENDERED SHARES?

     You can withdraw your tendered shares at any time on or prior to a scheduled expiration date. After the Offer expires, the tender is irrevocable unless we have not accepted for payment your shares by August 4, 2000. At and after this date, you can withdraw your tendered shares until we accept them for payment. See Section 4 ("Withdrawal Rights").

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

     To withdraw your shares, you must deliver to the depositary written, telegraphic or facsimile transmission notice of withdrawal that specifies your name, the number of shares being withdrawn and the name of the registered holder of the shares, if different from the person who tendered the shares. See Section 4 ("Withdrawal Rights").

WHAT ARE THE TAX CONSEQUENCES OF THE SALE OF SHARES TO WS ACQUISITION CORP. THROUGH THE OFFER?

     The sale of shares to us through the Offer is a taxable transaction for federal income tax purposes, and may also be taxable under applicable state, local, foreign and other tax laws. In general, you will recognize gain or loss equal to the difference between the amount of cash that you receive from us for the shares and the tax basis of your shares.

     We encourage you to consult with your own tax advisor about the particular effect the Offer will have on you. See Section 5 ("Certain Federal Income Tax Consequences").

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

     On May 24, 2000, the last full trading day before we announced the Offer, the closing price per share of Schein common stock on the New York Stock Exchange was $16.812. On June 5, 2000, the last full trading day before we commenced the Offer, the closing price per share of Schein common stock on the New York Stock Exchange was $21.438.

     Between June 4, 1999 and June 5, 2000, the closing sale price of a share of Schein common stock ranged between $8.375 and $21.438.

     We encourage you to obtain a current market quotation for your shares before deciding whether to tender your shares. See Section 6 ("Price Range of Shares; Dividends").

WHAT IS THE TOTAL AMOUNT OF FUNDS THAT WILL BE REQUIRED TO CONSUMMATE THE PROPOSED TRANSACTION?

     We estimate that Watson and we will require approximately $800 million (and in any event no more than $1.1 billion) to consummate the Offer and the merger. See Section 10 ("Financing of the Offer and the Merger").

DOES WS ACQUISITION CORP. HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

     Yes. We will obtain all necessary funds through capital contributions or advances by Watson. Watson will have sufficient funds from cash on hand and credit agreements to fully fund the Offer and the subsequent merger. See Section 10 ("Financing of the Offer and the Merger").

IS WS ACQUISITION CORP.'S FINANCIAL CONDITION RELEVANT TO MY DECISION ON WHETHER TO TENDER SHARES IN THE OFFER?

     We do not think our financial condition is relevant to your decision whether to tender shares and accept the Offer because: (1) the Offer consists solely of cash, (2) the Offer is not subject to any financing condition, (3) Watson will have adequate cash and credit facilities available, and (4) the Offer is for all outstanding shares of Schein's common stock.

WHAT DOES THE SCHEIN BOARD OF DIRECTORS THINK OF THE TENDER OFFER AND MERGER?

     On May 23, 2000, the board of directors of Schein unanimously adopted resolutions determining that the Offer, the merger and the merger agreement were fair to you and in your best interests.

     Your board of directors recommends that you accept the Offer and tender your shares and/or vote to adopt the merger agreement. See "Introduction" and
Section 12 ("Purpose of the Offer; Plans for Schein after the Offer and the Merger").

HAVE ANY STOCKHOLDERS ALREADY AGREED TO TENDER THEIR SHARES?

     Yes. Stockholders holding approximately 24,500,000 shares of common stock of Schein have entered into Stockholder Agreements in which they have agreed to tender approximately 11,508,522 shares in the Offer. The Stockholder Agreements also contain other provisions designed to encourage those stockholders to tender all of their shares in the Offer. See "Introduction" and Section 11 ("Background of the Offer; the Merger Agreement; Stockholder Agreements").

IF AT LEAST 24,500,000 SHARES OF SCHEIN STOCK ARE TENDERED AND ACCEPTED FOR PAYMENT, WHAT HAPPENS TO SCHEIN AFTER THE OFFER?

     Watson, Schein and we have entered into a merger agreement that provides for us to merge with and into Schein. The merger is dependent on stockholders owning at least a majority of the shares of Schein stock outstanding on the record date (set to determine those persons entitled to vote on the merger) voting in favor of the merger. If the Offer is successful, we will own at least 24,500,000 shares of outstanding Schein stock, which is expected to constitute more than a majority of the outstanding shares of Schein common stock. We have agreed to vote these shares in favor of the merger.

     Therefore, if we acquire at least 24,500,000 shares of Schein stock pursuant to the Offer, we will merge with and into Schein. Once the merger takes place, Schein will no longer be publicly owned. Schein will become a wholly-owned subsidiary of Watson. In such case, Schein common stock will no longer be traded through the New York Stock Exchange or on any other securities exchange. See "Introduction" and Section 14 ("Effect of the Offer on the Market for the Shares; Exchange Listing and Exchange Act Registration").

IF I DECIDE NOT TO TENDER BUT THE TENDER OFFER IS SUCCESSFUL, WHAT WILL HAPPEN TO MY SHARES?

     If the Offer is successful and the subsequent merger occurs, stockholders who do not tender will receive the merger consideration per share of Schein common stock described below, subject to any rights of appraisal they may have, which they properly exercise under Delaware law. See Section 14 ("Effect of the Offer on the Market for the Shares; Exchange Listing and Exchange Act Registration"), and Section 16 ("Certain Legal Matters and Regulatory Approvals").

WHAT WILL BE PAID TO STOCKHOLDERS OF SCHEIN IN THE MERGER AND WHAT IS THE FORM OF PAYMENT?

     In most instances, Watson will issue its common stock in the merger in exchange for shares of Schein common stock. The fraction of a share of Watson common stock that will be issued for each share of Schein common stock will depend on Watson's stock price. Stockholders of Schein who exchange their shares of Schein common stock in the merger will receive consideration per share with a value at least equal to the $19.50 being paid by Watson in the Offer. STOCKHOLDERS OF SCHEIN, HOWEVER, MAY RECEIVE SUBSTANTIALLY MORE VALUABLE CONSIDERATION FOR THEIR SHARES OF SCHEIN COMMON STOCK IN THE MERGER THAN IF THEY TENDER THEIR SHARES IN THE OFFER.

     In the merger, each share of Schein's common stock will be converted into the right to receive a fraction of a share of Watson common stock valued at $23.00, based upon the average closing price of a share of Watson common stock on the New York Stock Exchange for the ten trading day period ending on the trading day two trading days prior to the date of either the special meeting of Schein's stockholders called to approve the merger or, if no such meeting is required under applicable law, the date of the completion of the merger.

     The value of the merger consideration per share of Schein common stock will be increased proportionately above $23.00, if the average closing price is greater than $54.52 per share, up to a maximum value of $26.50 where the average closing price is greater than $62.82 per share. Conversely, the value of the merger consideration will be decreased proportionately below $23.00, if the average closing price is less than $44.61 per share down to a minimum value of $19.50 where the average closing price is $37.82 per share or lower. At this minimum value of $19.50, Watson would have the option to pay the entire merger consideration in cash, in stock, or in a mix of cash and stock. See Section 11 ("Background of the Offer; the Merger Agreement; Stockholder Agreements").

     If any cash is paid in the merger (other than for fractional shares) or if the merger is effected pursuant to the short-form merger provisions of the Delaware General Corporation Law, Schein stockholders will have appraisal rights under Delaware law. Otherwise, Schein stockholders will not have appraisal rights. For a discussion of appraisal rights, see Section 16 ("Certain Legal Matters and Regulatory Approvals").

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

     Stockholders can call D.F. King & Co., Inc. at (800) 628-8509. D.F. King & Co., Inc. is acting as the information agent for the Offer.

To the Holders of common stock of
  SCHEIN PHARMACEUTICAL, INC.:

                                  INTRODUCTION

     WS Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Watson Pharmaceuticals, Inc., a Nevada corporation ("Watson"), hereby offers to purchase all outstanding shares (the "Shares") of common stock, par value $0.01 per share, of Schein Pharmaceutical, Inc., a Delaware corporation ("Schein"), at $19.50 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

     Tendering stockholders whose Shares are registered in their own name and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions to the Purchaser or the Depositary or, except as set forth in Instruction 6 of the Letter of Transmittal, U.S. Federal, state or local transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a bank or broker should check with such institution as to whether they charge any service fees. The Purchaser will pay the fees and expenses of Bear, Stearns & Co. Inc., which is acting as the Dealer Manager (the "Dealer Manager"), ChaseMellon Shareholder Services, L.L.C., which is acting as the Depositary (the "Depositary"), and D.F. King & Co., Inc., which is acting as Information Agent (the "Information Agent"), incurred in connection with the Offer. See Section 17.

     The Offer is being made pursuant to a merger agreement, dated as of May 24, 2000, among Watson, the Purchaser and Schein, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged into Schein, with Schein surviving the merger as a wholly-owned subsidiary of Watson. At the effective time of the merger, each outstanding Share not tendered in the Offer (other than Shares owned by Schein as treasury stock or by Watson, the Purchaser or any other direct or indirect wholly-owned subsidiary of Watson, or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the Merger Consideration described below. See Section 11.

     THE OFFER IS SUBJECT TO A NUMBER OF CONDITIONS, INCLUDING THERE HAVING BEEN VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST 24,500,000 SHARES (THE "MINIMUM CONDITION") AND IS ALSO SUBJECT TO OTHER CUSTOMARY CLOSING CONDITIONS, INCLUDING THE EXPIRATION OF REGULATORY WAITING PERIODS. SEE SECTION 15.

     The merger is subject to a number of conditions, including approval by stockholders of Schein, if applicable law requires such approval. In the event the Purchaser acquires 90% or more of the outstanding Shares pursuant to the Offer or otherwise, the Purchaser would be able to effect the merger pursuant to the short-form merger provisions of the Delaware General Corporation Law (the "DGCL"), without prior notice to, or any action by, any other stockholder of Schein. In such event, the Purchaser could, and intends to, effect the merger without prior notice to, or any action by, any other stockholder of Schein. See
Section 11.

     THE BOARD OF DIRECTORS OF SCHEIN HAS APPROVED AND FOUND ADVISABLE THE MERGER AGREEMENT, THE OFFER AND THE MERGER, DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF SCHEIN AND RECOMMENDS THAT STOCKHOLDERS OF SCHEIN ACCEPT THE OFFER AND TENDER THEIR SHARES AND/OR VOTE TO ADOPT THE MERGER AGREEMENT.

     CIBC World Markets Corp., Schein's financial advisor, has delivered to the board of directors of Schein its written opinion dated May 24, 2000 to the effect that, as of such date and based upon and subject to the matters set forth therein, the consideration to be received in the Offer and the merger, taken together, was fair, from a financial point of view, to the holders of Shares (other than Watson, the Significant Stockholders (defined below) and their respective affiliates, as to whom CIBC World Markets expressed no opinion). A copy of such opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached in full as an annex to Schein's Solicitation/Recommendation

Statement on Schedule 14D-9 (the "Schedule 14D-9"), which is being mailed to stockholders of Schein concurrently herewith. Holders of Shares are encouraged to read the opinion carefully and in its entirety.

     The merger agreement is more fully described in Section 11. Certain Federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares for the Merger Consideration pursuant to the merger are described in Section 5.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     The Offer does not constitute a solicitation of proxies for any meeting of the stockholders of Schein or any offer to sell or solicitation of offers to buy Watson common stock or other securities. Any such solicitation will be made only pursuant to separate proxy materials pursuant to the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any such offer will be made only through a registration statement and prospectus pursuant to the requirements of the Securities Act of 1933, as amended (the "Securities Act").

 1. TERMS OF THE OFFER.

     Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment, and pay for, all Shares validly tendered prior to the Expiration Date and not theretofore properly withdrawn in accordance with
Section 3. The term "Expiration Date" means 12:00 Midnight, New York City time, on Monday, July 3, 2000, unless and until the Purchaser, in its sole discretion (but subject to the terms of the merger agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

     The Purchaser expressly reserves the right, in its sole discretion (but subject to the terms of the merger agreement discussed below and the applicable rules and regulations of the Securities and Exchange Commission (the "SEC")), at any time and from time to time, and regardless of whether or not any of the events set forth in Section 15 hereof shall have occurred, to (i) extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary and (ii) amend the Offer in any other respect by giving oral or written notice of such amendment to the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY THE PURCHASER ON THE PURCHASE PRICE OF THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     If by 12:00 Midnight, New York City time, on Monday, July 3, 2000 (or any other date or time then set as the Expiration Date), any or all conditions to the Offer have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated), subject to the terms and conditions contained in the merger agreement and to the applicable rules and regulations of the SEC, to
(i) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders, (ii) waive all the unsatisfied conditions (other than the Minimum Condition) and, subject to complying with the terms of the merger agreement and the applicable rules and regulations of the SEC, accept for payment, and pay for, all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn, (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended, or (iv) amend the Offer.

     There can be no assurance that the Purchaser will exercise its right to extend the Offer (other than as may be required by the merger agreement or by applicable law). Any extension, waiver, amendment or termination will be followed as promptly as practicable by public announcement. In the case of an extension, Rule 14e-1 under the Exchange Act requires that the announcement be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

     In the merger agreement, Watson and the Purchaser have agreed that if on any scheduled Expiration Date of the Offer, all conditions set forth in Section 15 have not been satisfied or waived, the Purchaser must (unless otherwise notified by Schein), and the Purchaser shall otherwise be entitled to, extend the expiration date of the Offer two times in increments of up to 10 business days each (unless otherwise agreed by Watson and Schein) until the earliest to occur of (x) the satisfaction or waiver of each such condition, (y) the termination of the merger agreement in accordance with its terms or (z) either November 13, 2000, if the HSR Condition (as defined below) has not been satisfied, or October 16, 2000 if any other condition set forth in Section 15 has not been satisfied. In addition, the Purchaser may, without the consent of Schein, extend the expiration date of the Offer for up to 10 business days if, on the scheduled or any extended expiration date of the Offer, the Shares validly tendered pursuant to the Offer and not withdrawn are sufficient to satisfy the Minimum Condition but total less than 90% of the outstanding Shares, so long as the Purchaser waives the satisfaction of any of the conditions to the Offer (other than the conditions set forth in the first and third paragraphs of Section 15 following the preamble) that subsequently may not be satisfied during any such extension of the Offer.

     In addition, the Purchaser has agreed in the merger agreement that it will not, without the express written consent of Schein, (i) amend or waive the Minimum Condition, (ii) decrease the Offer Price, (iii) decrease the maximum number of Shares to be purchased in the Offer or (iv) amend any other term or condition of the Offer in any manner or impose any term or condition that is adverse to the holders of the Shares.

     If the Purchaser extends the Offer or if the Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance for payment of or payment for Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4. However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1(c) under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in the percentage of securities sought or any dealer solicitation fee, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of ten business days is generally required to allow for adequate dissemination to stockholders.

     The Purchaser does not expect to provide a subsequent offering period during which Schein stockholders who do not tender in the Offer would have another opportunity to tender at the same price. Those Schein stockholders who do not tender will have to wait until completion of the merger to receive the Merger Consideration.

     Schein has provided the Purchaser with Schein's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of the Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

 2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment, and will pay for, all Shares validly tendered on or prior to the Expiration Date and not properly withdrawn promptly after the later to occur of (i) the Expiration Date, (ii) the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and (iii) the satisfaction or waiver of the other conditions to the Offer set forth in Section 15. Subject to applicable rules of the SEC and to the terms of the merger agreement, the Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory approvals specified in Section 15 or in order to comply in whole or in part with any other applicable law.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

     - the certificates evidencing such Shares (the "Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depositary Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3;

     - the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer; and

     - any other documents required by the Letter of Transmittal.

     The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR SHARES BE PAID, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

 3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.

     In order for a holder of Shares validly to tender Shares pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase and either:

     - the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedures for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date, or

     - the tendering stockholder must comply with the guaranteed delivery procedures described below.

     THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, must, in any case, be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm that is a member of the Securities Transfer Agents Medallion Program, or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an "Eligible Institution"), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Share Certificate is registered in the name of a person other than the person who or that signs the Letter of Transmittal, or if payment is to be made, or a Share Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's Share Certificates evidencing such Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedures for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

     - such tender is made by or through an Eligible Institution;

     - a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received by the Depositary on or prior to the Expiration Date as provided below; and

     - the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal, are received by the Depositary within three New York Stock Exchange ("NYSE") trading days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any condition of the Offer or any defect or irregularity, in the tender of any Shares of any particular stockholder (other than the Minimum Condition), whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Purchaser, Watson, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

     Appointment. By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of the Purchaser as such stockholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of the Purchaser will, with respect to the Shares (and such other Shares and securities) for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of Schein's stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's payment for such Shares, the Purchaser must be able to exercise full voting rights with respect to such Shares (and such other Shares and securities).

     The acceptance for payment by the Purchaser of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

     UNDER U.S. FEDERAL INCOME TAX LAWS, THE DEPOSITARY WILL BE REQUIRED TO WITHHOLD 31% OF THE AMOUNT OF ANY PAYMENTS MADE TO CERTAIN STOCKHOLDERS PURSUANT TO THE OFFER ("BACKUP WITHHOLDING") UNLESS SUCH STOCKHOLDER PROVIDES THE DEPOSITARY WITH APPROPRIATE CERTIFICATION SUCH AS THE STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND A CERTIFICATION THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP WITHHOLDING BY

COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL. SEE INSTRUCTION 9 OF THE LETTER OF TRANSMITTAL.

 4. WITHDRAWAL RIGHTS.

     Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after August 4, 2000. If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method described in the first sentence of this paragraph.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. None of the Purchaser, Watson, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3.

 5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

     Sales of Shares pursuant to the Offer (and the receipt of stock and/or cash by stockholders of Schein pursuant to the merger) will be taxable transactions for Federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and may also be taxable transactions under applicable state, local, foreign and other tax laws. For Federal income tax purposes, a tendering stockholder will generally recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer (or the fair market value of the stock and/or the amount of cash received pursuant to the merger) and the aggregate tax basis in the Shares tendered by the stockholder and purchased pursuant to the Offer (or cancelled pursuant to the merger). Gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer (or cancelled pursuant to the merger).

     If tendered Shares are held by a tendering stockholder as capital assets, gain or loss recognized by the tendering stockholder will be capital gain or loss, which will be long-term capital gain or loss if the tendering stockholder's holding period for the Shares exceeds one year. Long-term capital gains recognized by a tendering individual stockholder will generally be taxed at a maximum Federal marginal tax rate of 20%, and long-term capital gains recognized by a tendering corporate stockholder will be taxed at a maximum Federal marginal tax rate of 35%.

     A stockholder (other than certain exempt stockholders including, among others, all corporations and certain foreign individuals) that tenders Shares may be subject to 31% backup withholding unless the stockholder provides its taxpayer identification number ("TIN") and certifies that such number is correct or properly certifies that it is awaiting a TIN and certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder that does not furnish its correct TIN or that does not otherwise establish a basis for an exemption from backup withholding may be subject to a penalty imposed by the Internal Revenue Service. Each stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding.

     If backup withholding applies to a stockholder, the Depositary is required to withhold 31% from payments to such stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the Federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the Internal Revenue Service. If backup withholding results in an overpayment of tax, the stockholder upon filing an income tax return can obtain a refund.

     THE FOREGOING DISCUSSION MAY NOT BE APPLICABLE WITH RESPECT TO SHARES RECEIVED AS COMPENSATION OR WITH RESPECT TO HOLDERS OF SHARES WHO ARE SUBJECT TO SPECIAL TAX TREATMENT UNDER THE CODE, SUCH AS NON-U.S. PERSONS, LIFE INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS AND FINANCIAL INSTITUTIONS, AND MAY NOT APPLY TO A HOLDER OF SHARES IN LIGHT OF ITS INDIVIDUAL CIRCUMSTANCES, SUCH AS PERSONS WHO HOLD THEIR SHARES AS A HEDGE OR AS PART OF A HEDGING, STRADDLE, CONVERSION OR OTHER RISK REDUCTION TRANSACTION. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS) OF THE OFFER AND THE MERGER.

 6. PRICE RANGE OF SHARES; DIVIDENDS.

     The Shares have been listed and traded principally on the NYSE since April 9, 1998 under the symbol "SHP." As of March 20, 2000, the Shares were held by 137 holders of record. The following table reflects the high and low sales prices per Share for fiscal years 2000 (through June 5, 2000), 1999 and 1998.

                                                            HIGH        LOW
                                                          --------    -------
2000:
Second Quarter (through June 5, 2000)...................  $ 21.438    $13.813
First Quarter...........................................   16.9375      7.625
1999:
Fourth Quarter..........................................    12.000      8.188
Third Quarter...........................................    17.000     11.500
Second Quarter..........................................    16.000     10.875
First Quarter...........................................    14.625     10.000
1998:
Fourth Quarter..........................................    16.750      6.000
Third Quarter...........................................    31.750     11.688
Second Quarter..........................................    32.438     20.500
First Quarter...........................................        --         --

     Since the commencement of fiscal year 1998, Schein has not paid any cash dividends. Schein does not expect to begin paying any cash dividends in the foreseeable future.

     On May 24, 2000, the last full trading day prior to the announcement of the execution of the merger agreement and of the Purchaser's intention to commence the Offer, the closing price per Share as reported on the NYSE was $16.812. On June 5, 2000, the last full trading day prior to the date of this Offer to Purchase, the closing price per Share as reported on the NYSE was $21.438.

     STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

 7. CERTAIN INFORMATION CONCERNING SCHEIN.

     Except as otherwise set forth herein, the information concerning Schein contained in this Offer to Purchase, including financial information, has been furnished by Schein or has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. None of the Purchaser, Watson or the Dealer Manager assumes any responsibility for the accuracy or completeness of the information concerning Schein, furnished by Schein or contained in such documents and records or for any failure by Schein to disclose events that may have occurred or may affect the significance or accuracy of any such information.

     Schein is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices located at 100 Campus Drive, Florham Park, NJ 07932. According to Schein's Annual Report on Form 10-K for the year ended December 25, 1999, Schein develops, manufactures and markets a broad line of generic products and has a significant branded business. The Schein product line includes both solid dosage and sterile dosage generic products, and Schein is also developing a line of specialty branded pharmaceuticals. The brand products group at Schein is focused on developing and commercializing proprietary pharmaceutical products in niche therapeutic areas, and has developed an expertise in the management of iron deficiency and pharmaceutical products related to the management of anemia in nephrology.

     Set forth below is certain selected consolidated financial information relating to Schein and its subsidiaries that has been excerpted or derived from the financial statements contained in Schein's Annual Report on Form 10-K for the year ended December 25, 1999 and from the unaudited financial statements contained in Schein's Quarterly Report on Form 10-Q for the quarter ended March 25, 2000 in each case filed by Schein with the SEC. More comprehensive information is included in Schein's Form 10-K, Schein's Form 10-Q and other documents filed by Schein with the SEC. The financial information that follows is qualified in its entirety by reference to such reports and other documents, including the financial statements and related notes contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the SEC in the manner set forth below under "-- Available Information".

                          SCHEIN PHARMACEUTICAL, INC.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                   (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

                                                      YEARS ENDED               THREE MONTHS ENDED
                                              ----------------------------    ----------------------
                                              DECEMBER 25,    DECEMBER 26,    MARCH 25,    MARCH 27,
       STATEMENT OF OPERATIONS DATA:            1999(1)         1998(1)         2000         1999
       -----------------------------          ------------    ------------    ---------    ---------
Net revenues................................    $477,161       $ 523,229       $87,898     $105,863
Cost of sales...............................     306,019         349,140        68,782       69,580
                                                --------       ---------       -------     --------
Gross profit................................     171,142         174,089        19,116       36,283
Total operating expenses....................     213,382         286,361        28,736       27,664
                                                --------       ---------       -------     --------
Operating income (loss).....................     (42,240)       (112,272)       (9,620)       8,619
                                                ========       =========       =======     ========
Total other income (expense), net...........     (19,929)        (18,380)       (5,250)      (4,973)
                                                ========       =========       =======     ========
Income (loss) before extraordinary item.....     (34,388)       (116,366)       (8,922)       2,224
Extraordinary item: loss on early
  extinguishment of debt....................          --          (1,660)           --           --
                                                --------       ---------       -------     --------
Net income (loss)...........................    $(34,388)      $(118,026)      $(8,922)    $  2,224
                                                ========       =========       =======     ========
Earnings (loss) per share, basic and
  diluted:
  Income (loss) before extraordinary item...    $  (1.05)      $   (3.72)      $ (0.27)    $   0.07
  Extraordinary item........................          --           (0.05)           --           --
                                                --------       ---------       -------     --------
  Net income (loss).........................    $  (1.05)      $   (3.77)      $ (0.27)    $   0.07
                                                ========       =========       =======     ========
Weighted average shares:
  Basic and diluted.........................      32,640          31,330        32,960       32,595
                                                ========       =========       =======     ========

                                                   AT DECEMBER 25,    AT DECEMBER 26,    AT MARCH 25,
               BALANCE SHEET DATA:                      1999               1998              2000
               -------------------                 ---------------    ---------------    ------------
Current assets...................................     $224,195           $220,010          $210,608
Long-term assets.................................      179,306            232,986           171,276
Total assets.....................................      403,501            452,996           381,884
Current liabilities..............................      241,014            211,723           243,370
Long-term debt...................................       92,738            124,482            84,428
Other long-term liabilities......................       12,631             38,306             9,003
Total stockholders' equity.......................       57,118             78,485            45,083

---------------

(1) The results of operations for the years ended December 25, 1999 and December 26, 1998 include a pre-tax charge of $87.0 million and $161.2 million, respectively, relating to the restructuring of certain facilities of Schein.

     Available Information. The Shares are registered under the Exchange Act and Schein is therefore subject to the reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information concerning Schein's directors and officers, their remuneration, stock options granted to them, the principal holders of Schein's securities and any material interest of such persons in transactions with Schein is required to be disclosed in proxy statements distributed to Schein's stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the SEC: New York Regional Office, Seven World Trade Center, 3rd Floor, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained by mail, upon payment of the SEC's customary fees, by writing to its principal office at 450 Fifth Street, N.W.,

Washington, D.C. 20549. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. In addition, reports, proxy statements and other information concerning Schein can be inspected and copied at the NYSE, 20 Broad Street, New York, New York 10005, on which the Shares are listed.

 8. CERTAIN INFORMATION CONCERNING THE PURCHASER AND WATSON.

     The Purchaser is a newly incorporated corporation organized and existing under the laws of the State of Delaware. The Purchaser was organized in connection with the Offer and the merger and has not carried out any activities other than in connection with the Offer and the merger. The principal offices of the Purchaser are located at 311 Bonnie Circle, Corona, CA 92880. The Purchaser is a wholly-owned subsidiary of Watson.

     Until immediately prior to the time that the Purchaser will purchase Shares pursuant to the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the merger. Because the Purchaser is newly formed and has minimal assets and capitalization, no meaningful financial information regarding the Purchaser is available.

     Watson is a corporation organized and existing under the laws of the State of Nevada. Its principal offices are located at 311 Bonnie Circle, Corona, CA 92880. Watson is a pharmaceutical company primarily engaged in the development, production, marketing and distribution of both branded and off-patent pharmaceutical products. It was incorporated in January 1985, and has grown, through internal product development and synergistic acquisitions of products and businesses, into a diversified specialty pharmaceutical company that currently markets over 100 branded and off-patent products. Watson is also engaged in the development of advanced drug delivery systems primarily designed to enhance therapeutic benefits of pharmaceutical products, both to expand its product line and under collaborative agreements with other parties.

     The name, citizenship, business address, principal occupation or employment, and five-year employment history of each of the directors and executive officers of Watson and the Purchaser and certain other information are set forth in Schedule I hereto.

     The Watson common stock is listed and traded on the NYSE under the symbol "WPI."

     Set forth below is certain selected financial information relating to Watson and its subsidiaries that has been excerpted or derived from the audited financial statements contained in Watson's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and from the unaudited financial statements contained in Watson's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, in each case filed by Watson with the SEC. More comprehensive financial information is included in such reports and other documents filed by Watson with the SEC, and the following financial information is qualified in its entirety by reference to such reports and other documents, including the financial information and related notes contained therein. Such reports and other documents may be inspected and copies may be obtained from the offices of the SEC in the same manner as set forth with respect to information about Schein in Section 7 under "-- Available Information".

                          WATSON PHARMACEUTICALS, INC.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                      YEARS ENDED DECEMBER 31,          THREE MONTHS ENDED MARCH 31,
                                  ---------------------------------   ---------------------------------
                                      1999(1)(3)(5)        1998(2)          2000(3)(5)           1999
                                  ----------------------   --------   ----------------------   --------
                                  (PRO FORMA)   (ACTUAL)   (ACTUAL)   (PRO FORMA)   (ACTUAL)   (ACTUAL)
INCOME STATEMENT DATA:
Net revenues....................  $1,166,393    $689,232   $596,193    $267,530     $179,632   $159,243
Cost of sales...................     536,652     230,633    210,405     131,860       63,078     49,997
                                  ----------    --------   --------    --------     --------   --------
Gross profit....................     629,741     458,599    385,788     135,670      116,554    109,246
Total operating expenses........     465,188     221,167    195,522      87,547       51,151     64,771
                                  ----------    --------   --------    --------     --------   --------
Operating income................     164,553     237,432    190,266      48,123       65,403     44,475
                                  ==========    ========   ========    ========     ========   ========
Total other income (expense),
  net...........................     (34,135)     35,112      6,663     147,462      165,042     (1,828)
                                  ==========    ========   ========    ========     ========   ========
Net income......................  $   82,784    $178,881   $118,682    $120,370     $144,720   $ 22,971
                                  ==========    ========   ========    ========     ========   ========
Basic earnings per share........  $     0.81    $   1.87   $   1.25    $   1.17     $   1.50   $   0.24
                                  ==========    ========   ========    ========     ========   ========
Diluted earnings per share......  $     0.78    $   1.83   $   1.22    $   1.14     $   1.48   $   0.23
                                  ==========    ========   ========    ========     ========   ========
Weighted average shares:
  Basic.........................     102,380      95,760     94,745     102,910       96,290     95,520
                                  ==========    ========   ========    ========     ========   ========
  Diluted.......................     105,805      97,780     97,425     105,930       97,905     98,160
                                  ==========    ========   ========    ========     ========   ========
OTHER DATA:
Ratio of earnings to fixed
  charges(4)....................         2.6        21.4       20.1        10.5         71.2       13.6
                                  ==========    ========   ========    ========     ========   ========

                                             AT DECEMBER 31,                 AT MARCH 31,
                                         ------------------------    ----------------------------
                                            1999          1998            2000            2000
                                         ----------    ----------    --------------    ----------
                                          (ACTUAL)      (ACTUAL)     (PRO FORMA)(5)     (ACTUAL)
BALANCE SHEET DATA:
Current assets.........................  $  434,711    $  322,794      $  721,158      $  627,508
Long-term assets.......................   1,004,039       808,549       1,919,403       1,123,971
Total assets...........................   1,438,750     1,131,343       2,640,561       1,751,479
Current liabilities....................     129,186       102,953         304,456         154,709
Long-term debt.........................     149,503       151,083         639,041         149,346
Other long-term liabilities............     105,509        77,952         165,653         156,650
Total stockholders' equity.............   1,054,552       799,355       1,531,411       1,290,774
Book value per share...................                                $    14.86      $    13.38
                                                                       ==========      ==========

---------------
(1) Watson merged with TheraTech, Inc. in 1999. This transaction was accounted for under the pooling of interests accounting method, and accordingly, the consolidated financial data includes the results of TheraTech, Inc. for all periods presented. The results of operations for the year ended December 31, 1999 include merger and related expenses of $20.5 million related to Watson's acquisition of TheraTech.

(2) The results of operations for the year ended December 31, 1998 include a $13 million charge for acquired in-process research and development related to Watson's February 1998 acquisition of The Rugby Group, Inc.

(3) In November 1999, Watson sold 2.2 million shares of Andrx Corporation (adjusted to reflect Andrx' April 2000 two-for-one stock split) and recorded a pretax gain of $44.3 million from this sale. During the first quarter of 2000, Watson sold an additional 4.2 million shares of Andrx' stock, as adjusted to reflect the stock split, recording a pretax gain of $166.9 million.

(4) The ratio of earnings to fixed charges is computed by dividing the sum of earnings from continuing operations, before the provision for income taxes and fixed charges, by total fixed charges. Total fixed charges consist of interest expense and the interest factor of all rentals, assumed to be one-third of consolidated rental expense.

(5) Refer to Section 9 "Pro Forma Financial Statements."

     Except as described in this Offer to Purchase: (i) neither the Purchaser nor Watson nor, to the best knowledge of the Purchaser or Watson, any of the persons listed in Schedule I to this Offer to Purchase or any affiliate or majority-owned subsidiary of the Purchaser or Watson or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of the Purchaser or Watson nor, to the best knowledge of the Purchaser and Watson, any of the persons or entities referred to above, nor any director, executive officer or subsidiary of any of the foregoing, has effected any transaction in the Shares during the past 60 days. Allen Chao, Chairman of the Board, Chief Executive Officer and President of Watson, beneficially owns 50,000 Shares. Fred Wilkinson, Chief Operating Officer and Senior Vice President, Sales and Marketing of Watson, beneficially owns 300 Shares. Michael Boxer, Senior Vice President and Chief Financial Officer of Watson, beneficially owns 1,000 Shares.

     Except as provided in the merger agreement and as otherwise described in this Offer to Purchase, neither the Purchaser nor Watson nor, to the best knowledge of the Purchaser and Watson, any of the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Schein, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, since June 6, 1998, neither the Purchaser nor Watson nor, to the best knowledge of the Purchaser and Watson, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Schein or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, since June 6, 1998, there have been no contacts, negotiations or transactions between any of the Purchaser, Watson or any of their respective subsidiaries or, to the best knowledge of the Purchaser and Watson, any of the persons listed in
Schedule I to this Offer to Purchase, on the one hand, and Schein or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

 9. PRO FORMA FINANCIAL STATEMENTS.

                                 WATSON/SCHEIN

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of Watson and Schein, combined and adjusted to give effect to the proposed acquisition of Schein by Watson (the "Acquisition"). The Acquisition will be completed in a two-tiered transaction, as described below:

     - In the first tier of the transaction, Watson will offer to purchase for cash a minimum of 24,500,000 Shares for $19.50 per Share. The first tier of this transaction is expected to close in July 2000.

     - Subsequent to the consummation of the first tier of the transaction and pursuant to the merger agreement, each remaining outstanding Share will be converted into the right to receive a fraction of a share of Watson common stock that is based upon the average of the closing price of a share of Watson common stock on the New York Stock Exchange for the ten consecutive trading days ending on the trading day two trading days prior to the date of the special meeting of Schein stockholders relating to the Acquisition or, if no such special meeting is required under applicable law in order to consummate the Acquisition, the effective time of the Acquisition (the "Watson Average Stock Price"). However, if the Watson Average Stock Price is less than $37.82, Watson may, at its sole discretion, exchange cash, stock or a combination thereof, as set forth in the merger agreement, to acquire the remaining outstanding Shares. The second tier of the Acquisition is expected to close in September 2000. Since the number of shares to be issued in the second tier of the Acquisition will not be known until the last business day prior to its completion (or the Schein stockholders' meeting, as applicable), the unaudited pro forma condensed combined financial statements have been prepared using an exchange ratio based on the average trading price of Watson's common stock for the five business day period from May 23, 2000 to May 30, 2000 (two days prior and subsequent to the announcement of the Acquisition) of $45.40.

     For purposes of the unaudited pro forma condensed combined financial statements, the term "Acquisition" includes both tier one and tier two of the proposed transaction. The following unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2000 and the year ended December 31, 1999 give effect to the Acquisition as if it had occurred at the beginning of each period presented. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2000 was prepared based upon the unaudited consolidated statements of income of Watson for the three months ended March 31, 2000 and of Schein for the three months ended March 25, 2000. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 1999 was prepared based upon the consolidated statements of income of Watson for the year ended December 31, 1999 and of Schein for the year ended December 25, 1999.

     The following unaudited pro forma condensed combined balance sheet as of March 31, 2000 gives effect to the Acquisition as if it had occurred on such date and was prepared based on the consolidated balance sheets of Watson as of March 31, 2000 and of Schein as of March 25, 2000.

     These unaudited pro forma condensed combined financial statements should be read in conjunction with the Watson and Schein audited consolidated financial statements and unaudited interim consolidated financial statements, including the notes thereto, which are included in Watson's Annual Report on Form 10-K for the year ended December 31, 1999, Watson's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, Schein's Annual Report on Form 10-K for the year ended December 25, 1999 and Schein's Quarterly Report on Form 10-Q for the quarter ended March 25, 2000. See Sections 7 and 8.

     The unaudited pro forma adjustments are based upon information set forth in this Offer to Purchase and certain assumptions included in the notes to the unaudited pro forma condensed combined financial statements. Watson's management believes that the pro forma assumptions are reasonable under the circumstances. The unaudited pro forma condensed combined financial statements do not reflect any incremental direct costs, including a significant restructuring charge management expects to record in connection with the Acquisition, or potential cost savings which are expected to result from the consolidation of certain operations of Watson and Schein. Accordingly, the unaudited pro forma condensed combined financial statements are not necessarily indicative of the results of operations or financial position of the combined companies that would have occurred had the Acquisition occurred at the beginning of each period presented or on the date indicated, nor are they necessarily indicative of future operating results or financial position.

     The Acquisition will be accounted for by the purchase method of accounting. Accordingly, Watson's total cost to acquire all of the outstanding Shares (the "Purchase Consideration"), estimated to be $798.4 million assuming a Watson Average Stock Price of $45.40 and including estimated direct transaction costs of $20 million, will be allocated to the assets acquired and liabilities assumed according to their respective fair values, with the excess Purchase Consideration being allocated to goodwill. The total cost to acquire Schein is subject to change, to the extent that fluctuations in the market value of Watson common stock cause the Watson Average Stock Price to change. A change in the Watson Average Stock Price may result in a change in goodwill and related amortization expense. The final allocation of the Purchase Consideration is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make such an allocation in the accompanying unaudited pro forma condensed combined financial statements. Accordingly, the purchase price allocation adjustments made in connection with the development of the unaudited pro forma condensed combined financial statements are preliminary and have been made solely for the purpose of developing such unaudited pro forma condensed combined financial statements.

                                 WATSON/SCHEIN

       UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS(E)

                          QUARTER ENDED MARCH 31, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                               HISTORICAL    HISTORICAL                     PRO FORMA
                                                 WATSON        SCHEIN      ADJUSTMENTS      COMBINED
                                               ----------    ----------    -----------      ---------
Net revenues.................................   $179,632      $ 87,898      $               $267,530
Cost of sales................................     63,078        68,782                       131,860
                                                --------      --------      --------        --------
          Gross profit.......................    116,554        19,116                       135,670
                                                --------      --------      --------        --------
Operating expenses:
  Research and development...................     12,025         8,066                        20,091
  Selling, general and administrative........     30,457        16,836                        47,293
  Amortization...............................      8,669           334         7,660(a)       16,663
  Severance charges..........................                    3,500                         3,500
                                                --------      --------      --------        --------
          Total operating expenses...........     51,151        28,736         7,660          87,547
                                                --------      --------      --------        --------
          Operating income (loss)............     65,403        (9,620)       (7,660)         48,123
                                                --------      --------      --------        --------
Other income (expense):
  Equity in earnings (loss) of joint
     ventures................................     (2,053)         (265)                       (2,318)
  Gain on sales of Andrx securities..........    166,930                                     166,930
  Interest income and other income
     (expense)...............................      2,933          (447)                        2,486
  Interest expense...........................     (2,768)       (4,538)      (12,330)(b)     (19,636)
                                                --------      --------      --------        --------
  Total other income (expense) net...........    165,042        (5,250)      (12,330)        147,462
                                                --------      --------      --------        --------
Income before income tax provision
  (benefit)..................................    230,445       (14,870)      (19,990)        195,585
Income tax provision (benefit)...............     85,725        (5,948)       (4,562)(c)      75,215
                                                --------      --------      --------        --------
          Net income.........................   $144,720      $ (8,922)     $(15,428)       $120,370
                                                ========      ========      ========        ========
Per share data:
  Basic earnings per share...................   $   1.50      $  (0.27)     $  (0.06)(d)    $   1.17
                                                --------      --------      --------        --------
  Diluted earnings per share.................   $   1.48      $  (0.27)     $  (0.07)(d)    $   1.14
                                                ========      ========      ========        ========
Weighted average number of common shares
  outstanding................................     96,290        32,960       (26,340)        102,910
Common stock equivalents.....................      1,615                       1,405           3,020
                                                --------      --------      --------        --------
Diluted weighted average shares..............     97,905        32,960       (24,935)        105,930
                                                ========      ========      ========        ========

 See accompanying notes to the unaudited pro forma condensed combined financial statements.

                                 WATSON/SCHEIN

       UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS(e)

                          YEAR ENDED DECEMBER 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             HISTORICAL    HISTORICAL                     PRO FORMA
                                               WATSON        SCHEIN      ADJUSTMENTS       COMBINED
                                             ----------    ----------    -----------      ----------
Net revenues...............................   $689,232      $477,161      $               $1,166,393
Cost of sales..............................    230,633       306,019                         536,652
                                              --------      --------      --------        ----------
          Gross profit.....................    458,599       171,142                         629,741
                                              --------      --------      --------        ----------
Operating expenses:
  Research and development.................     49,270        27,951                          77,221
  Selling, general and administrative......    121,444        92,157                         213,601
  Amortization.............................     29,986         6,303        30,639(a)         66,928
  Restructuring charge.....................                   86,971                          86,971
  Merger and related expenses..............     20,467                                        20,467
                                              --------      --------      --------        ----------
          Total operating expenses.........    221,167       213,382        30,639           465,188
                                              --------      --------      --------        ----------
          Operating income.................    237,432       (42,240)      (30,639)          164,553
                                              --------      --------      --------        ----------
Other income (expense):
  Equity in earnings (loss) of joint
     ventures..............................     (2,591)       (1,079)                         (3,670)
  Gain on sales of Andrx securities........     44,275                                        44,275
  Interest income and other income
     (expense).............................      4,549          (189)                          4,360
  Interest expense.........................    (11,121)      (18,661)      (49,318)(b)       (79,100)
                                              --------      --------      --------        ----------
          Total other income (expense),
            net............................     35,112       (19,929)      (49,318)          (34,135)
                                              --------      --------      --------        ----------
Income before income tax provision
  (benefit)................................    272,544       (62,169)      (79,957)          130,418
Income tax provision (benefit).............     93,663       (27,781)      (18,248)(c)        47,634
                                              --------      --------      --------        ----------
          Net income.......................   $178,881      $(34,388)     $(61,709)       $   82,784
                                              ========      ========      ========        ==========
Per share data:
  Basic earnings per share.................   $   1.87      $  (1.05)     $  (0.01)(d)    $     0.81
                                              ========      ========      ========        ==========
  Diluted earnings per share...............   $   1.83      $  (1.05)           --(d)     $     0.78
                                              ========      ========      ========        ==========
Weighted average number of common shares
  outstanding..............................     95,760        32,640       (26,020)          102,380
Common stock equivalents...................      2,020                       1,405             3,425
                                              --------      --------      --------        ----------
Diluted weighted average shares............     97,780        32,640       (24,615)          105,805
                                              ========      ========      ========        ==========

 See accompanying notes to the unaudited pro forma condensed combined financial statements.

                                 WATSON/SCHEIN

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                              AS OF MARCH 31, 2000
                                 (IN THOUSANDS)

                                    HISTORICAL   HISTORICAL                                                PRO FORMA
                                      WATSON       SCHEIN     ADJUSTMENTS   ADJUSTMENTS   ADJUSTMENTS       COMBINED
              ASSETS                ----------   ----------   -----------   -----------   -----------      ----------
Current assets:
  Cash and cash equivalents.......  $  305,422    $ 18,279     $(200,000)    $  73,042     $        (a)    $  196,743
  Marketable securities...........       9,670                                                                  9,670
  Accounts receivable, net........     145,254      41,560                                    10,000(d)       196,814
  Inventories.....................     123,387     125,392                                                    248,779
  Prepaid expenses and other
     current assets...............      12,335      11,306                                                     23,641
  Deferred tax assets.............      31,440      14,071                                                     45,511
                                    ----------    --------     ---------     ---------     ---------       ----------
          Total current assets....     627,508     210,608      (200,000)       73,042        10,000          721,158
Property and equipment, net.......     142,056     100,138                                                    242,194
Excess of Purchase Consideration
  over net tangible assets
  acquired........................                               612,781                            (b)       612,781
Product rights and other
  intangibles, net................     568,945      50,278                                                    619,223
Investments and other assets......     412,970      20,860        11,375                            (c)       445,205
                                    ----------    --------     ---------     ---------     ---------       ----------
                                    $1,751,479    $381,884     $ 424,156     $  73,042     $  10,000       $2,640,561
                                    ==========    ========     =========     =========     =========       ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued
     expenses.....................  $   55,869    $ 99,183     $             $             $ (30,000)(d)   $  125,052
  Current portion of long-term
     debt.........................       1,555     136,142        80,000      (136,142)             (d)        81,555
  Income taxes payable............      89,627       8,045                      (7,481)             (g)        90,191
  Current liability from
     acquisitions of products and
     businesses...................       7,658                                                                  7,658
                                    ----------    --------     ---------     ---------     ---------       ----------
          Total current
            liabilities...........     154,709     243,370        80,000      (143,623)      (30,000)         304,456
Long-term debt....................     149,346      84,428       229,125       136,142        40,000(d)       639,041
Long-term liability from
  acquisitions of products and
  businesses......................      13,049                                                                 13,049
Deferred tax liabilities..........     143,601       4,402                                                    148,003
Other long-term liabilities.......                   4,601                                                      4,601
                                    ----------    --------     ---------     ---------     ---------       ----------
          Total liabilities.......     460,705     336,801       309,125        (7,481)       10,000        1,109,150
                                    ----------    --------     ---------     ---------     ---------       ----------
Commitments and contingencies
Stockholders' equity:
  Common stock....................         318         329            22            46          (375)(e,h)        340
  Additional paid-in capital......     405,369     101,817       300,615        80,477      (182,294)(e,h)    705,984
  Retained earnings (deficit).....     693,720     (61,853)      (60,000)                     61,853(f,h)     633,720
  Accumulated other comprehensive
     income.......................     191,367       7,024                                    (7,024)(h)      191,367
  Subscription receivable.........                  (2,234)                                    2,234(h)            --
                                    ----------    --------     ---------     ---------     ---------       ----------
          Total stockholders'
            equity................   1,290,774      45,083       240,637        80,523      (125,606)       1,531,411
                                    ----------    --------     ---------     ---------     ---------       ----------
                                    $1,751,479    $381,884     $ 549,762     $  73,042     $(115,606)      $2,640,561
                                    ==========    ========     =========     =========     =========       ==========

 See accompanying notes to the unaudited pro forma condensed combined financial statements.

                                 WATSON/SCHEIN

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL STATEMENTS

     The unaudited pro forma condensed combined financial statements reflect the conversion of each outstanding Share, including the settlement of certain benefit plans, into cash and/or shares of Watson, as follows (in thousands):

Cash........................................................  $ 477,750
Watson common stock.........................................    300,637(i)
                                                              ---------
Total Purchase Consideration................................    778,387
Add: Non-recurring transaction costs........................     20,000(ii)
Less: Write-off of in-process research and development......    (60,000)(iii)
Less: Schein pro forma net tangible assets at March 25,
  2000......................................................   (125,606)(iv)
                                                              ---------
Excess of Purchase Consideration over net tangible assets
  acquired..................................................  $ 612,781(iv)
                                                              =========

---------------
 (i) As of March 25, 2000, there were approximately 32,984,000 Shares outstanding. Additionally, there were approximately 7,354,000 stock options outstanding under Schein's existing stock option plans. The total Purchase Consideration in the Acquisition will depend upon the number of Schein stock options that are exercised prior to the closing of the Acquisition, as further discussed below.

     For the purposes of these unaudited pro forma condensed combined financial statements, it is assumed that the first tier of the transaction results in the tendering of 24,500,000 Shares at a cash price of $19.50 per Share. It is further assumed that as part of the second tier of the transaction, 13,100,000 Shares (the remaining Shares outstanding as of March 25, 2000 and the stock options assumed to be exercised prior to the closing date, as further described in the following paragraph) are exchanged using the exchange ratio specified in the merger agreement based on the average Watson common stock trading price for the five business day period from May 23, 2000 to May 30, 2000 (two days prior and subsequent to the announcement of the Acquisition) of $45.40, thereby resulting in each Share being converted into the right to receive a fraction of a share of Watson common stock valued at $23.00. The value of the Purchase Consideration per Share will be increased proportionately above $23.00 if the Watson Average Stock Price is greater than $54.52 per share, up to a maximum value of $26.50 where the Watson Average Stock Price is greater than $62.82 per share. Conversely, the value of the Purchase Consideration will be decreased proportionately below $23.00, if the Watson Average Stock Price is less than $44.61 per share down to a minimum value of $19.50 where the Watson Average Stock Price is $37.82 per share or lower. At this minimum value of $19.50, Watson would have the option to pay the Purchase Consideration in cash, in stock or a combination thereof.

     As a result of the Acquisition, options related to Schein's existing stock option plans will either 1) become fully vested and the employees will have the ability to exercise the related options prior to the closing date (stock options not exercised prior to closing will be terminated); or 2) be exchanged for Watson stock options in accordance with the appropriate exchange ratio set forth in the merger agreement. For purposes of preparing these unaudited pro forma condensed combined financial statements, it is assumed that all employees who hold stock options that will terminate if not exercised prior to the effective time of the merger, will exercise their stock options. The number of such options that are expected to be exercised is 4,587,000. Management considers this assumption to be reasonable based on the fact that substantially all of the options have a current exercise price which is less than the average market price of a Share and the options are subject to accelerated vesting terms which are triggered as a result of this Acquisition.

 (ii) Estimated merger transaction costs of $20 million relate principally to investment banking fees, legal, accounting, printing and other costs associated with the merger.

(iii) The portion of the purchase price allocated to in-process research and development ("IPR&D") represents the valuation of acquired, to-be-completed research projects. As such, the amount that is determined to be IPR&D will be charged to expense at the date of Acquisition. The independent IPR&D valuation has not been completed as of the date these unaudited pro forma condensed combined financial statements were prepared and therefore the final amount of IPR&D to be charged to expense as part of this Acquisition is not known. However, based on a preliminary assessment, it is expected that the IPR&D charge will be between $60 - $80 million. For purposes of preparing these unaudited pro forma condensed combined financial statements, an IPR&D charge of $60 million has been assumed. If the final IPR&D charge were to increase by $10 million, it would have the effect of decreasing annual amortization expense by $0.5 million.

(iv) For purposes of preparing the unaudited pro forma condensed combined financial statements, the estimated excess of Purchase Consideration over net tangible assets acquired as of March 31, 2000 of $612.8 million is being amortized on a straight-line basis over an estimated average period of 20 years at a rate of $30.6 million per year. Management believes that a portion of this amount will be allocated to product rights with estimated useful lives up to twenty years. Management believes that the remaining balance will be allocated to goodwill with an estimated useful life of twenty to twenty-five years. After consummation of the Acquisition, Watson will utilize the valuations and other studies to make a final allocation of the Purchase Consideration, including allocation to tangible assets and liabilities, identifiable intangible assets and goodwill. As a result of this final allocation, the amount of the excess of Purchase Consideration over net tangible assets acquired and the average amortization period may be different from what has been assumed in the preparation of these unaudited pro forma condensed combined financial statements. On an on-going basis, Watson will perform periodic reviews of the goodwill and other intangible assets arising from the Acquisition to ensure that they are carried at recoverable amounts in the light of current business conditions.

    The Schein pro forma net tangible assets as of March 25, 2000 include cash of $73.0 million and an income tax benefit of $7.5 million arising in connection with the assumed exercise of Schein stock options as discussed in Note (i) above.

    Certain amounts in the historical consolidated financial statements of Watson and Schein have been reclassified to conform to the unaudited pro forma condensed combined financial statement presentation. No adjustments are necessary to eliminate intercompany transactions and balances in the unaudited pro forma condensed combined financial statements as there were no intercompany transactions or balances.

     Pro forma adjustments giving effect to the Acquisition in the unaudited pro forma condensed combined statements of operations reflect the following:

     (a) Amortization of the excess of the Purchase Consideration over net tangible assets acquired on a straight-line basis over 20 years. Refer to Note (iv) above.

     (b) The total amount of funds required by Watson is estimated to be approximately $769.7 million to (a) consummate the Acquisition (including direct transaction costs of $20 million and fees related to the new bank facility of $11.4 million); (b) refinance certain existing indebtedness of Schein in the total amount of $220.6 million; and (c) finance immediate working capital needs of Schein. For purposes of preparing these unaudited pro forma condensed combined financial statements, it is assumed that Watson would use $200 million of cash on hand and new borrowings to fund this Acquisition. The incremental interest expense resulting from the new borrowings is as follows (in thousands):

                                                        THREE MONTHS      YEAR ENDED
                                                       ENDED MARCH 31,   DECEMBER 31,
                                                            2000             1999
                                                       ---------------   ------------
Incremental interest on Acquisition-related
  borrowings.........................................      $13,263         $ 53,053
Less: Schein historical interest expense.............       (4,665)         (18,661)
Amortization of deferred financing costs.............          569            2,275
Reduction in interest income from use of cash on hand
  to fund portion of Purchase Consideration..........        2,500           10,000
Commitment fee on unused bank facility...............          663            2,651
                                                           -------         --------
Incremental net interest expense.....................      $12,330         $ 49,318
                                                           =======         ========

        For purposes of preparing the unaudited pro forma condensed combined financial statements, it is assumed that Watson will incur $11.4 million of deferred financing costs which will be amortized using a method which approximates the effective interest method over the expected average term of the associated financing agreements or five years. The incremental interest expense has been calculated based on an assumed interest rate of 9.3125%. A change of 1/8 of 1% in the assumed interest rate will change annual interest expense after tax by $0.4 million.

     (c) Income tax effect of pro forma adjustments.

     (d) Earnings per share calculations are based on the weighted average number of shares of Watson common stock and common equivalent shares outstanding for each period presented, including the shares of Watson assumed to be issued in connection with the Acquisition as if they had been issued at the beginning of each period presented. In addition, options to purchase 2,767,000 Shares are expected to be converted into options for Watson common stock and as such have been included in the calculation of the diluted weighted average number of shares as if they had been outstanding at the beginning of each period presented for purposes of calculating the pro forma earnings per share. Earnings per share will differ according to the number of Watson shares ultimately issued in connection with this Acquisition. The earnings per share calculations are also subject to change depending on the number of Schein stock options exercised as discussed in Note (i) above.

     (e) The historical financial statements of Watson include the following significant non-recurring items:

        - During the year ended December 31, 1999 and the three months ended March 31, 2000, Watson sold 2.2 million (adjusted to reflect Andrx' April 2000 two-for-one stock split) and 4.2 million shares (as adjusted to reflect the stock split), respectively, of Andrx Corporation stock on the open market for $54.6 million and $182.2 million, respectively, recording pre-tax gains of $44.3 million and $166.9 million, respectively.

     The historical financial statements of Schein include the following significant non-recurring items:

        - As a result of certain regulatory matters at Schein's sterile dosage facilities, Schein recorded a restructuring charge of $87.0 million in 1999, as further discussed in Schein's audited consolidated financial statements for the year ended December 25, 1999 which have been filed by Schein with the SEC.

     Pro forma adjustments giving effect to the Acquisition in the unaudited pro forma condensed combined balance sheet reflect the following:

     (a) The net decrease in cash is comprised of the estimated cash used to fund a portion of the Purchase Consideration offset by the cash proceeds from the assumed exercise of the Schein stock options, as further discussed in Note (i) above.

     (b) Excess of Purchase Consideration over net tangible assets acquired as a result of this Acquisition (refer to Note (iv) above).

     (c) Estimated deferred financing costs to be amortized using a method which approximates the effective interest method over the estimated average term of the associated financing agreements or five years.

     (d) New borrowings to (a) finance a portion of the Purchase Consideration;
         (b) refinance existing Schein debt as of March 25, 2000; (c) pay for direct transaction costs and fees related to the new bank facility; and
         (d) provide a working capital loan to Schein in the amount of $40 million for the specific purposes set forth in the merger agreement.

     (e) Watson common stock issued in exchange for a portion of the Shares acquired.

     (f)  To reflect the estimated IPR&D charge, as further discussed in Note
          (iii) above. This charge has been excluded from the unaudited pro forma condensed combined statements of operations due to the nonrecurring nature of this item.

     (g) To reflect the income tax benefit related to the assumed exercise of Schein stock options, as further discussed in Note (i) above.

     (h) Elimination of Schein's stockholders' equity.

10. FINANCING OF THE OFFER AND THE MERGER.

     The total amount of funds required by Watson and the Purchaser to (i) consummate the Offer and the merger; (ii) refinance certain existing indebtedness of Schein; (iii) pay fees and expenses related to the Offer and the merger; and (iv) finance working capital and other general corporate needs of Watson and its subsidiaries is estimated to be approximately $800 million (and in any event no more than $1.1 billion). The Purchaser will obtain all funds required in connection with the Offer and the merger from Watson. Watson currently intends to obtain such funds from existing cash and cash equivalents and/or from loans (the "Senior Bank Financing") to be made by Societe Generale ("SG") and various other lenders (SG and such other lenders being referred to as the "Lenders").

     Watson has received a commitment letter executed May 25, 2000 in which SG has agreed, subject to certain customary conditions, to provide the Senior Bank Financing in an aggregate amount of up to $1.1 billion. The following is a summary of the anticipated material terms and conditions of the Senior Bank Financing. This summary does not purport to be a complete description of the Senior Bank Financing and is subject to the detailed provisions of various loan documents to be negotiated and entered into in connection with the Senior Bank Financing.

     Term and Revolving Loans. The Senior Bank Financing is expected to consist of approximately $600 million in a five-year term loan facility (the "Term A Loans"), $350 million in a seven-year term loan facility (the "Term B Loans") and $150 million in a revolving credit facility from which revolving loans (the "Revolving Loans") may be borrowed, repaid and re-borrowed from time to time. The Term A Loans and the Term B Loans are referred to in this Offer to Purchase as the "Term Loans."

     Interest. Interest on amounts outstanding under the Senior Bank Financing will be based upon either (i) a fluctuating rate equal to SG's "Base Rate" which is the higher of (A) SG's prime lending rate and (B) the Federal Funds Rate plus 0.50%, or (ii) a periodic fixed rate equal to SG's LIBOR (the London Interbank Offered Rate), plus, in each case, an applicable margin. The LIBOR rate will be fixed for interest periods of one, two, three or six months. The applicable margin will be determined by the following grid:

 (X=TOTAL DEBT/EBITDA        REVOLVING LOANS
   (ROLLING 4 QTRS))          TERM A LOANS             TERM B LOANS
-----------------------  -----------------------  -----------------------
 4.0</= X                L + 2.500 / ABR + 1.500  L + 3.000 / ABR + 2.000
 3.5</= X< 4.0           L + 2.250 / ABR + 1.250  L + 2.750 / ABR + 1.750
 3.0</= X< 3.5           L + 1.875 / ABR + 0.875  L + 2.375 / ABR + 1.375
 2.5</= X< 3.0           L + 1.625 / ABR + 0.625  L + 2.250 / ABR + 1.250
 2.0</= X< 2.5           L + 1.375 / ABR + 0.375  L + 2.250 / ABR + 1.250
            X < 2.0      L + 1.250 / ABR + 0.250  L + 2.250 / ABR + 1.250

     The applicable margins for the Revolving Loans, the Term A Loans and the Term B Loans at the closing of the Offer will be determined by the grid using pro forma total debt at such closing and pro forma combined EBITDA for Watson and Schein for the last twelve months as of March 31, 2000, giving no effect to expected synergies of the transaction and subtracting Schein extraordinary items.

     After six months, the applicable margins on the Revolving Roans and the Term A Loans will determined by the grid. The applicable margin on the Term B Loans will remain at that margin set at the closing of the Offer and will not be adjusted pursuant to the above grid.

     Interest will be payable at the end of each interest period of each LIBOR rate loan, but no less frequently than quarterly. For each Base Rate loan, interest will be payable quarterly in arrears.

     Term Loan Repayment Terms. The Term A Loans will amortize in equal quarterly installments based on the following annual amounts:

Year 1.........................  $ 80,000,000
Year 2.........................   100,000,000
Year 3.........................   120,000,000
Year 4.........................   140,000,000
Year 5.........................   160,000,000
                                 ------------
                                 $600,000,000

     The Term B Loans will amortize in equal quarterly installments based on the following annual amounts:

Year 1.........................  $  3,500,000
Year 2.........................     3,500,000
Year 3.........................     3,500,000
Year 4.........................     3,500,000
Year 5.........................     3,500,000
Year 6.........................   166,250,000
Year 7.........................   166,250,000
                                 ------------
                                 $350,000,000

Watson will be obligated to make mandatory prepayments on the Term Loans in certain instances, and will be permitted to voluntarily prepay the Term Loans.

     Collateral; Guarantees. The indebtedness incurred under the Senior Bank Financing will be secured by a first priority lien on (i) 100% (or 65% in the case of a material foreign subsidiary) of the issued and outstanding capital stock of each existing or after-acquired or organized subsidiary of Watson, and
(ii) all existing and after-acquired tangible and intangible property (other than foreign intellectual property and non-material domestic intellectual property) of Watson and each of its existing and after-acquired or organized subsidiaries. Certain of Watson's domestic subsidiaries will also unconditionally guarantee the obligations of Watson under the Senior Bank Financing. The Lenders' interests in the collateral and guarantees will be pari passu with the interests of Watson's senior unsecured notes due 2008.

     Other Terms. The loan documents will contain customary representations, warranties, affirmative covenants, negative covenants and financial covenants (including with respect to minimum net worth, minimum interest coverage, maximum leverage ratio and minimum fixed charge coverage ratio).

     Conditions to Financing. The obligation of the Lenders to provide the Senior Bank Financing is conditioned upon, among other things:

     - the preparation of satisfactory definitive documentation with respect to the Senior Bank Financing;

     - since December 31, 1999, there shall not have occurred any material adverse change in the business, assets, properties, operations, conditions (financial or otherwise) or prospects of Watson and its subsidiaries and Schein and its subsidiaries, taken as a whole;

     - the receipt of all governmental approvals and other material consents and the expiration of all applicable waiting periods (including those under the HSR Act);

     - the satisfaction of all conditions to the consummation of the Offer;

     - the absence of any pending or threatened investigation, litigation or proceeding that, if adversely determined, could have a material adverse effect on the business, assets, properties, operations, condition (financial or otherwise) on prospects of Watson and its subsidiaries and Schein and its subsidiaries, taken as a whole or that purports to affect any transaction contemplated by the Senior Bank Facility;

     - the receipt of satisfactory evidence of the solvency of Watson and its subsidiaries, taken as a whole, both before and after the closing of the Senior Bank Financing; and

     - the absence of any disruption or change in the financial, banking or capital markets or in the regulatory environment that in the judgment of SG would materially and adversely affect the syndication of the Senior Bank Financing.

As Watson currently anticipates that the Senior Bank Financing will be available, Watson has not secured alternative financing arrangements.

     Lenders' Fees and Expenses. Watson has agreed to pay the Lenders' commitment and administrative fees, to reimburse certain expenses and to provide certain indemnities, all of which Watson believes to be customary for commitments of this type.

11. BACKGROUND OF THE OFFER; THE MERGER AGREEMENT; STOCKHOLDER AGREEMENTS.

BACKGROUND OF THE OFFER

     The terms and conditions of the merger agreement, the Offer and the merger are the result of arm's length negotiations between Watson and Schein. Set forth below is a summary of the background of these negotiations and certain related matters preceding these negotiations.

     During the course of the Schein board of directors fiscal 1999 strategic review of Schein's operating and financial performance and future prospects, the Schein board of directors discussed with Schein's senior management possible courses of action for Schein to achieve growth in revenues and profitability and to maximize stockholder value. During the first half of 1999, Schein had preliminary discussions with other companies regarding possible combinations with or acquisitions by Schein.

     In July 1999, Schein engaged Evercore Healthcare Capital LLC ("Evercore") as a financial advisor to assist Schein in the analysis, consideration and execution of various financial and strategic alternatives for Schein as a whole or its branded or generic businesses independently. Evercore assisted Schein in its evaluation of several potential acquisition and business combination transactions, including exploring potential sources of financing for the transactions. None of these transactions were completed, having been terminated or abandoned at different stages in their consideration.

     In September 1999, Schein was contacted by a major pharmaceutical company inquiring whether Schein would consider selling its injectable iron branded business. Following a November 18, 1999 board of directors meeting at which the Schein board of directors discussed, among other things, strategic alternatives for Schein, Schein began providing information concerning its injectable iron branded business to several major pharmaceutical companies pursuant to confidentiality agreements. In late December 1999 and mid-January 2000, two of these companies expressed preliminary interest in acquiring Schein's injectable iron branded business.

     In early December 1999, Schein's senior management met with representatives of two stockholders of Schein, Marvin Schein and Irving Shafran. These two stockholders, who together control approximately 50% of the outstanding Shares, communicated their desire to see Schein sold in its entirety to a third party, and expressed a preference for a cash transaction.

     In mid-January 2000, Schein retained CIBC World Markets Corp. ("CIBC World Markets"), together with Evercore, to assist Schein in evaluating, structuring and negotiating a possible sale of, or business combination or similar transaction involving, Schein or its branded or generic businesses. At a meeting held on January 18, 2000, the Schein board of directors reviewed with Evercore and CIBC World Markets a process for exploring alternatives to enhance stockholder value, including a possible sale of, or business combination or similar transaction involving, Schein or its branded or generic businesses. At that meeting, the Schein board of directors was advised that Bayer Corporation, which controls approximately 24.6% of the outstanding Shares, had indicated a willingness to sell its interest in Schein at an appropriate price.

     In January and February 2000, Schein, assisted by CIBC World Markets and Evercore, identified and contacted parties that might be interested in considering either acquiring or entering into a business combination or similar transaction with Schein. As part of this initial phase of contacts, Watson was contacted in February 2000. During January and February 2000, Schein entered into confidentiality agreements with sixteen parties, including Watson, that expressed interest in pursuing a possible transaction with Schein. The confidentiality agreements signed by these parties contained customary "standstill" provisions prohibiting these parties from acquiring securities of Schein, engaging in a proxy contest with respect to representation on the Schein board of directors and taking similar actions without the prior consent of Schein.

     Beginning in January and continuing through early March 2000, Schein permitted twelve of the interested parties that had entered into confidentiality agreements, (including Watson and the two companies that had previously expressed a preliminary interest in acquiring Schein's injectable iron branded business), to conduct preliminary due diligence investigations of Schein. The due diligence investigations included reviewing documents and other written materials relating to Schein's business and attending business presentations by Schein's senior management. At various meetings of the Schein board of directors held from January through March 2000, Schein's senior management and financial advisors met with the Schein board to discuss the status of the ongoing process of exploring alternatives for Schein.

     On March 9, 2000, a letter was sent on behalf of Schein to each of the twelve interested parties that had signed a confidentiality agreement with Schein, including Watson, seeking from each of them by March 20, 2000 a proposal for acquiring Schein or one or more of its businesses. The letter, which was accompanied by a form of merger agreement that provided for a two-step acquisition of Schein pursuant to a cash tender offer for all of the Shares followed by a second-step cash merger for any Shares not tendered in the tender offer, stated that Schein would evaluate any competing proposals received from the interested parties on the basis of not only purchase price but also on the possible effect that revisions to the form of merger agreement proposed by each interested party would have on the timing and likelihood of completing a transaction.

     Between March 10 and March 21, 2000, Schein received proposals from eight interested parties (including a proposal from Watson dated March 20, 2000) with respect to acquiring Schein or one of Schein's businesses. Watson's initial proposal provided for the acquisition of all outstanding Shares for $20.00 per Share in a cash tender offer followed by a second-step cash merger, also at $20.00 per Share. Watson's proposal was subject to certain conditions, including satisfactory completion of Watson's ongoing due diligence investigation of Schein and a condition that Watson would not be obligated to complete the transaction unless 75% of the outstanding Shares on a fully diluted basis were tendered. As an expression of Watson's desire to complete an acquisition of Schein, Watson's proposal also indicated that Watson would be willing to extend to Schein a credit facility of up to $20 million to meet Schein's immediate working capital needs during the period prior to the completion of the acquisition.

     On March 25, 2000, the Schein board of directors met with Schein's senior management and financial advisors to review the proposals received and to discuss negotiation strategies, possible transaction structures and timing.

     Thereafter, interested parties were requested to submit final proposals for a possible transaction with Schein by April 10, 2000. From late March through early April 2000, Schein provided additional due diligence materials to, and had ongoing discussions related to due diligence matters with, the eight interested parties, including Watson. During this period, Watson's senior management continued to evaluate the merits of a proposed acquisition of Schein.

     Between April 6 and April 13, 2000, Schein received proposals from five of the remaining eight interested parties. Four of the proposals were for the acquisition of the entire company, while the fifth proposal was for the acquisition of only a portion of the company. Two of the four proposals for the acquisition of the entire company contemplated the acquisition of the company for cash pursuant to a cash tender offer, followed by a second-step cash merger, one of the proposals contemplated a cash merger and the other proposal contemplated a stock-for-stock merger.

     The Watson proposal provided for the acquisition of all outstanding Shares for $21.50 per Share in a cash tender offer followed by a second-step cash merger, also for $21.50 per Share, and again provided for the extension of a $20 million interim credit facility to Schein. Watson's proposal was subject to certain conditions, including that the Significant Stockholders sign agreements under which the Significant Stockholders would be obligated to tender their Shares and satisfactory completion by Watson of its ongoing due diligence investigation of Schein.

     The other tender offer proposal provided for the acquisition of all outstanding Shares for $22.00 per Share in a cash tender offer followed by a second-step cash merger, also for $22.00 per Share. Both Watson and the other tender offer bidder also provided Schein with proposed revisions to the form of merger agreement provided to them on March 9, 2000.

     The cash merger bidder's proposal provided for a merger in which each Share would be converted into the right to receive $20.50. Furthermore, the cash merger bidder's proposal was subject to a financing contingency.

     The stock-for-stock bidder's proposal provided for a merger in which each Share would be converted into stock of such bidder having a value of $25.00 per Share, assuming the merger would be accounted for as a pooling of interests. This proposal also provided for a "collar," which would have the effect of protecting the stock-for-stock bidder and the Schein stockholders (within certain limits) from market risks associated with change in the price of the stock-for-stock bidder's stock during the period between the signing of a definitive merger agreement and the completion of the merger. If, however, the bidder's stock price exceeded the upper limits of the collar, the value of the consideration to be received by the Schein stockholders would be increased by a portion of the increase in the value of the bidder's stock, but if the other bidder's stock price exceeded the upper limits of the collar by more than a specified amount, the value of the consideration to be received by the Schein stockholders would be capped. If the other bidder's stock price fell below the lower limit of the collar, the value of the consideration to be received by the Schein stockholders would be decreased by a portion of the decrease in value of the bidder's stock until a certain threshold was reached, after which the value of the consideration to be received by the Schein stockholders would decrease in direct proportion to the decrease in the stock price.

     On April 14, 2000, the Schein board of directors again met with Schein's senior management, financial advisors and legal counsel to review the five acquisition proposals received and to discuss transaction structures and timing. Of these five proposals, the Schein board of directors, based on an analysis of a number of factors, including the proposed amount and form (e.g., cash, stock, etc.) of purchase price being offered, the likelihood that the proposed transaction would actually be completed, and the speed at which a proposed transaction would be completed, considered most favorably, and focused its attention on, the cash tender offer proposals made by Watson and one of the other four bidders.

     During the week of April 17, 2000, Schein sent a revised form of merger agreement to Watson and the other cash tender offer bidder reflecting Schein's response to their comments on the March 9 form of merger agreement. Schein's response included a request that bidders provide a $40 million interim credit facility to Schein. Watson's senior management reviewed the revised form of merger agreement with Bear Stearns & Co, Watson's financial advisor, and Cooley Godward LLP, Watson's outside legal counsel, and thereafter informed Schein that Watson desired to remain in the bidding process while Watson conducted further due diligence.

     On April 24, 2000, Marvin Schein, Irving Shafran and related parties commenced litigation against Schein and certain of its directors and officers seeking, among other things, to gain a number of seats on Schein's board of directors. The action was settled on May 2, 2000, with, among other things, Messrs. Schein and Shafran being elected to Schein's Board of Directors.

     In early May 2000, the other cash tender offer bidder indicated that it was no longer interested in acquiring Schein. Schein continued making due diligence materials available to Watson and the bidder that had proposed to acquire Schein pursuant to a stock-for-stock merger. Schein, through its senior management, financial advisors and legal counsel, separately commenced negotiations of definitive merger agreements with Watson and the other bidder, which negotiations continued through the first three weeks of May 2000.

     On May 5, 2000, at the request of the stock-for stock bidder and in order to induce such bidder to continue negotiations with Schein, Schein agreed with such bidder not to enter into a definitive merger agreement with another party before the close of business on May 12, 2000, although Schein was not prohibited from continuing its negotiations with other parties. During the week of May 8, 2000, Schein sent a revised form of merger agreement to such bidder, reflecting Schein's response to such bidder's comments to the form of merger agreement previously provided.

     On May 10, 2000, Schein's senior management, financial advisors and legal counsel met with Watson's senior management, financial advisor and legal counsel to discuss open due diligence items and to negotiate a definitive form of merger agreement. During the course of such negotiations, Schein indicated to Watson that the Watson proposal, which included several conditions to the completion of the transaction, did not provide sufficient certainty that the transaction would be completed. At the conclusion of the meeting, Watson advised Schein that Watson would provide Schein with a revised proposal.

     On May 11, 2000, as a result of information obtained by Watson during its ongoing due diligence investigation and after consultation with its financial advisor, Watson delivered a revised proposal of $17.00 per Share in a cash tender offer followed by a second-step cash merger, also at $17.00 per Share. Watson's revised proposal indicated that it was contingent upon, among other things, Watson getting greater comfort with regard to certain aspects of Watson's due diligence review. Watson also provided Schein with a revised form of merger agreement that attempted to address some of the concerns expressed by Schein relating to the conditions to the completion of the acquisition set forth in Watson's prior proposal.

     On May 11 and May 12, 2000, Schein's senior management, financial advisors and legal counsel met with the stock-for-stock bidder's management, financial advisor and legal counsel to discuss open due diligence items and to negotiate a form of merger agreement. The stock-for-stock bidder revised its proposal to provide for a merger in which each Share would be converted into stock of such bidder having a value of between $18.00 and $20.00 per Share if the merger was accounted for as a purchase, and $25.00 per Share if the merger was accounted for as a pooling of interests. The stock-for-stock bidder's revised proposal was subject to a collar similar to the one presented in its prior proposal; however, the revised proposal also provided that if such bidder's stock price fell to a certain level below the collar, Schein could terminate the merger agreement, unless the other bidder increased the aggregate value of the stock offered to Schein's stockholders so that the value was greater than the aggregate value at which Schein would have had the right to terminate the merger agreement.

     On May 12, 2000, the stock-for-stock bidder revised its proposal to $21.00 per Share in such bidder's stock if the merger was accounted for as a purchase, and $24.00 per Share in such bidder's stock if the merger was accounted for as a pooling of interests. This proposal contained collar provisions similar to those presented in such bidder's May 11 proposal, but eliminated the potential increase in the value per share that would have accrued to Schein's stockholders if the value of such bidder's stock increased between signing of a merger agreement and the completion of the merger.

     On May 13, 2000, legal counsel for Schein met with legal counsel for the stock-for-stock bidder to continue to negotiate a form of merger agreement.

     On May 15, 2000, Watson, after further review of available due diligence materials and consultation with Watson's financial advisor and legal counsel, revised its proposal to $19.00 per Share in a cash tender offer followed by a second-step cash merger, also at $19.00 per Share, and eliminated many of the remaining conditions to the completion of the acquisition. The Schein board of directors viewed the revised Watson proposal as providing certain advantages over the proposal of the stock-for-stock bidder. These advantages included the cash tender offer element of the proposal, which would enable those Schein stockholders who desired to do so to receive cash for their Shares in a relatively short period of time as compared with the longer period of time associated with the merger structure contemplated by the stock-for-stock bidder's proposal.

     Notwithstanding these advantages, however, the Schein board of directors concluded that the purchase price proposed by Watson was not acceptable.

     On May 19, 2000, Watson notified Schein that Watson would restructure its proposal to provide for $19.00 per Share in a cash tender offer for all Shares, followed by a second-step merger involving up to $23.00 per Share in Watson stock. The revised proposal was structured such that if less than 80% of the outstanding capital stock of Schein (assuming that stock options and warrants were exercised on a "net exercise" basis) was tendered for cash, the value of the Watson stock in the second-step merger would be reduced below $23.00 per Share. The revised proposal also contemplated that (i) there would be a collar on Watson's stock price (similar to the collar that was ultimately included in the final merger agreement), (ii) in the second-step merger, Watson would provide Schein stockholders with consideration having a value of at least $19.00 per Share, and (iii) promptly after the signing of a definitive merger agreement, Watson would, as requested by Schein, increase to $40 million the amount of the credit facility Watson had previously offered to provide to Schein to assist it in meeting its immediate working capital needs.

     During the period beginning on May 17 and continuing through May 24, 2000, representatives of Schein and representatives of Watson, together with their respective financial advisors and legal counsel, held extensive negotiations regarding the purchase price of the proposed transaction as well as the terms and conditions of the merger agreement. In addition, during this period, Watson's legal counsel, Schein's legal counsel and legal counsel for the Significant Stockholders, held extensive negotiations regarding the stockholder agreements that Watson was requiring be signed by the Significant Stockholders.

     During the period beginning May 17 and continuing through May 22, 2000, negotiations regarding purchase price and the terms and conditions of a proposed merger agreement and stockholder agreements continued between Schein and the stock-for-stock bidder.

     On May 20, 2000, the Watson board of directors held a meeting to discuss the proposed terms and conditions of the merger agreement and to evaluate the strategic opportunities presented by the proposed merger. Members of Watson's senior management, Watson's financial advisor and Watson's legal counsel were present at that meeting. Members of the Watson board of directors inquired as to the results of the due diligence efforts undertaken by Watson's senior management as well as the potential benefits and risks to Watson of the proposed transaction. Watson's financial advisor discussed with the board its financial analysis of the proposed transaction and Watson's legal counsel discussed with the board certain legal matters relating to the proposed transaction. At the conclusion of the board meeting, the Watson board of directors authorized Watson's senior management to continue to negotiate the merger agreement and related agreements with Schein.

     The Watson board of directors held a further meeting with Watson's senior management, financial advisor and legal counsel on May 21 to continue to discuss the proposed transaction. At the May 21 meeting, after extensive discussion of the proposed transaction, Bear Stearns provided the Watson board of directors with an oral opinion that, based upon certain assumptions and qualifications, the proposed consideration being offered by Watson to Schein's stockholders was fair, from a financial point of view, to Watson. The Watson board of directors then voted unanimously to approve the merger agreement at the $19.00/$23.00 price structure described above and the transactions contemplated by the merger agreement, subject to the satisfactory completion of final negotiations on the other terms of the merger agreement.

     On May 21, 2000, the stock-for-stock bidder revised its proposal to $24.00 per Share in such bidder's stock, regardless of the accounting treatment of the proposed merger. This proposal preserved many of the features of the collar provisions presented in such bidder's May 12 proposal (as well as Schein's termination right if the value of such bidder's stock declined substantially). In addition, on May 22, 2000, the stock-for-stock bidder advised Schein that it would not continue negotiations unless Schein agreed to negotiate exclusively with it. Schein's board of directors determined that it would not be advisable to do so given the continued interest expressed by Watson in negotiating a transaction along the lines of Watson's then-current proposal. After May 22, 2000, Schein had no further discussions with the stock-for-stock bidder regarding its proposal.

     At a meeting of the Schein board of directors held on May 22, 2000, representatives of holders of approximately 74% of the outstanding Shares indicated their preference, as stockholders, for the form of transaction proposed by Watson and their disfavor of the other bidder's proposal. The representatives of these stockholders indicated that they preferred Watson's proposal for a number of reasons, including, among other reasons, because it (i) included a substantial cash component as compared with the all-stock transaction proposed by the other bidder and (ii) contemplated a tender offer that was likely to be completed much more quickly than the merger proposed by the stock-for-stock bidder.

     On May 22, 2000, Schein informed Watson that the Schein board of directors did not approve the amount and structure of the price previously proposed by Watson. Throughout the day and evening on May 22 numerous discussions between Watson and Schein and their respective financial advisors relating to the amount and structure of the proposed price being offered by Watson occurred.

     On May 23, 2000, Watson presented a revised proposal of $19.50 per Share in a cash tender offer for all Shares, followed by a second-step merger involving $23.00 per Share in Watson stock. The second-step of the revised proposal was different than the second-step in Watson's previous proposal because the revised proposal was structured such that even if less than 80% of the outstanding capital stock of Schein (assuming that stock options and warrants were exercised on a "net exercise" basis) was tendered for cash, the value of the Watson stock in the second-step merger would remain at $23.00 per Share, subject to a collar on Watson's stock price. Watson indicated to Schein that the revised proposal was subject to approval of the Watson board of directors.

     On May 23, 2000, the Watson board of directors held a meeting to consider the revised proposal and to review further the principal terms and conditions of the proposed transaction. At the meeting, representatives of Bear Stearns presented additional financial analysis and representatives of Watson's legal counsel discussed legal aspects of the transaction. At the May 23 meeting, after extensive discussion of the proposed transaction, Bear Stearns again provided the Watson board of directors with an oral opinion, subsequently confirmed in writing, that, based upon certain assumptions and qualifications, the proposed consideration being offered to Schein's stockholders was fair, from a financial point of view, to Watson. After further discussion, the directors voted unanimously to approve the proposed acquisition based on the revised proposal described in the merger agreement, subject to successful completion of negotiations, and authorized the officers of Watson to complete negotiations and finalize and execute the merger agreement and the related agreements. Following the meeting of the Watson board of directors, Watson contacted Schein to inform it that the Watson board of directors had approved the revised proposal.

     Schein's board of directors held six meetings from May 21 through May 23, 2000, during which it held extensive discussions with Schein's financial advisors and legal counsel regarding the revised proposals Schein had received from Watson and the stock-for-stock bidder. At these meetings, the Schein board of directors considered not only the purchase price offered by Watson and the stock-for-stock bidder, but also the timing of each of the proposed transactions, the likelihood that each of the proposed transactions would close, and the terms and condition of each of the proposed forms of merger agreement.

     At a meeting held on May 23, 2000, the Schein board of directors reviewed the revised Watson proposal, including the latest draft form of merger agreement negotiated with Watson. At this meeting, CIBC World Markets reviewed with the Schein board of directors, among other things, the history and status of negotiations, the financial terms of the proposed merger agreement, historical market prices of Watson's common stock, including its public float and trading activity, and a financial analysis of the consideration to be paid by Watson in the proposed transaction. Following this review, Schein's legal counsel reviewed the terms and conditions of the proposed merger agreement, including the termination provisions as modified through negotiations and the provisions of the $40 million credit facility. The Schein board of directors was also advised that Watson had entered into a commitment letter with Societe Generale to provide funds for the acquisition, and the intention of the Significant Stockholders to enter into the Stockholder Agreements. CIBC World Markets then delivered to the Schein board of directors CIBC World Markets' oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated May 24, 2000, the date of the execution of the merger agreement), to the effect that, as of the date of the opinion and based upon and subject to certain matters described therein, the consideration to be received by the holders of Shares in the Offer and the merger was fair from a financial point of view to such holders (other than Watson, the Significant Stockholders and their affiliates, as to whom CIBC World Markets expressed no opinion). After full discussion, the Schein board of directors, among other things, unanimously authorized its officers to execute the merger agreement on behalf of Schein substantially in the form presented to the board of directors and recommended that the stockholders tender their shares in the Offer and/or vote to adopt the merger agreement.

     On the evening of May 24, 2000, Schein, Watson and the Purchaser executed the merger agreement and the Significant Stockholders entered into the Stockholder Agreements with Watson. Before the opening of trading on the New York Stock Exchange on May 25, 2000, Watson and Schein issued a joint press release announcing the transaction.

     On June 6, 2000, the Purchaser commenced the Offer.

THE MERGER AGREEMENT

     The following is a summary of the merger agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by the Purchaser and Watson with the SEC in connection with the Offer. Such summary is qualified in its entirety by reference to the merger agreement.

     The Offer. The merger agreement provides for the commencement of the Offer as promptly as reasonably practicable. The Purchaser has commenced the Offer in accordance with the terms of the merger agreement.

     The merger agreement provides that the obligation of the Purchaser to consummate the Offer and accept for payment, and pay for, any Shares tendered and not withdrawn pursuant to the Offer is subject only to the conditions set forth in Section 15 (the "Certain Conditions of the Offer") (any of which may be waived in whole or in part by Watson or the Purchaser in their sole discretion, except that neither Watson nor the Purchaser may waive the Minimum Condition without the prior written consent of Schein). Watson and the Purchaser expressly reserved in the merger agreement the right, subject to compliance with the Exchange Act, to modify the terms of the Offer, except that, without the express written consent of Schein, neither Watson nor the Purchaser may amend or waive the Minimum Condition, decrease the Offer Price, decrease the maximum number of Shares to be purchased in the Offer or amend any other term or condition of the Offer in any manner or impose any term or condition that is adverse to the holders of the Shares.

     The Purchaser shall (unless otherwise notified by Schein), and the Purchaser shall otherwise be entitled to, extend the expiration date of the Offer two times in increments of up to 10 business days each (unless otherwise agreed by Watson and Schein) until the earliest to occur of (x) the satisfaction or waiver of each Offer condition, (y) the termination of the merger agreement in accordance with its terms and (z) either November 13, 2000, if the HSR Condition has not been satisfied, or October 16, 2000 if any Offer condition has not been satisfied. In addition, the Purchaser may, without the consent of Schein, extend the expiration date of the Offer for up to 10 business days if, on the scheduled or any extended expiration date of the Offer, the Shares validly tendered pursuant to the Offer and not withdrawn are sufficient to satisfy the Minimum Condition but total less than 90% of the outstanding Shares, so long as the Purchaser waives the satisfaction of any of the conditions to the Offer (other than the conditions set forth in the first and third paragraphs following the preamble of Section 15) that subsequently may not be satisfied during any such extension of the Offer.

     Directors. The merger agreement provides that promptly upon the acceptance for payment of, and payment for, not less than a majority of the outstanding Shares pursuant to the Offer, the Purchaser shall be entitled to designate such number of directors on the board of directors of Schein as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, a majority of such directors, and Schein shall, at such time, cause the Purchaser's designees to be so elected by the existing board of directors of Schein; provided, however, that in the event that the Purchaser's designees are elected to the board of directors of Schein, until the effective time of the merger such board of directors shall have at least two directors who were directors of Schein on the date of the merger agreement and who were not executive officers of Schein (the "Independent Directors").

     The Merger. Upon the terms and subject to the conditions set forth in the merger agreement, following the consummation of the Offer, the Purchaser will be merged into Schein, the separate corporate existence of the Purchaser will cease and Schein will continue as the surviving corporation.

     The merger will become effective when a certificate of merger is duly filed with the Secretary of State of the State of Delaware, or at such other time specified in the certificate of merger as Watson and Schein shall agree.

     The merger agreement provides that the directors of the Purchaser immediately prior to the effective time of the merger will be the initial directors of the surviving corporation and that the officers of Schein immediately prior to the effective time of the merger will be the initial officers of the surviving corporation. The merger agreement also provides that the certificate of incorporation of Schein as in effect immediately prior to the effective time of the merger, and as amended at the effective time of the merger in accordance with the merger agreement, shall be the certificate of incorporation of the surviving corporation. The merger agreement further provides that the by-laws of Schein as in effect immediately prior to the effective time of the merger will be the by-laws of the surviving corporation.

     Conversion of Securities. The merger agreement provides that as of the effective time of the merger, by virtue of the merger and without any action on the part of Watson, the Purchaser, Schein or holders of any of the securities of
Schein:

     - each Share that is held in the treasury of Schein and each Share that is owned by Watson or the Purchaser, or any direct or indirect wholly-owned subsidiary of Schein or Watson ("Ineligible Shares"), will automatically be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor; and

     - each issued and outstanding Share, other than Dissenting Shares (as defined below) and Ineligible Shares, will be converted into the right to receive the Merger Consideration (as such term is defined below), upon the surrender of the certificate formerly representing such Share.

     The "Merger Consideration" into which each issued and outstanding Share, other than Dissenting Shares and Ineligible Shares, will be converted is based upon the "Parent Average Stock Price," which is defined as the average of the closing price of a share of Watson common stock on the New York Stock Exchange for the ten consecutive trading days ending on the trading day two trading days prior to the date of the special meeting of stockholders relating to the merger or, if no special meeting is required under applicable law in order to consummate the merger, the effective time of the merger.

     If the Parent Average Stock Price is EQUAL TO OR GREATER THAN $37.82, the Merger Consideration will be that number of shares of common stock, par value $0.0033 per share, of Watson equal to the "Exchange Ratio." "Exchange Ratio" means the quotient (rounded to the nearest hundred thousandth) obtained by dividing $23.00 by the Parent Average Stock Price; provided, however, that:

     - if the Parent Average Stock Price is greater than or equal to $37.82 but less than $44.61, the Exchange Ratio will be 0.51562;

     - if the Parent Average Stock Price is greater than $54.52 but less than or equal to $62.82, the Exchange Ratio will be 0.42187; and

     - if the Parent Average Stock Price is greater than $62.82, the Exchange Ratio will be the quotient (rounded to the nearest hundred thousandth) obtained by dividing $26.50 by the Parent Average Stock Price.

     If the Parent Average Stock Price is LESS THAN $37.82, the Merger Consideration will be one of the following, as determined by Watson in its sole discretion:

     - that number of shares of Watson common stock equal to the quotient (rounded to the nearest hundred thousandth) obtained by dividing $19.50 by the Parent Average Stock Price;

     - $19.50 in cash; or

     - the aggregate of (x) 0.51562 of a share of Watson common stock and (y) a dollar amount in cash equal to $19.50 minus the product of 0.51562 multiplied by the Parent Average Stock Price.

     The following table shows the fraction of a share of Watson common stock that stockholders of Schein would receive for each Share they own based upon a range of values for the Parent Average Stock Price and also shows the implied value of that fraction of a share of Watson common stock:

                                                    AND THE IMPLIED VALUE* OF
                        THEN EACH SHARE WOULD BE    THE FRACTION OF A SHARE OF
                           CONVERTED INTO THE          WATSON COMMON STOCK
                          FOLLOWING APPROXIMATE     THAT A SCHEIN STOCKHOLDER
IF THE PARENT AVERAGE    FRACTION OF A SHARE OF       WOULD RECEIVE FOR EACH
   STOCK PRICE IS:         WATSON COMMON STOCK           SHARE WOULD BE:
---------------------   -------------------------   --------------------------
       $65.00                    0.40769                      $26.50
       $64.00                    0.41406                      $26.50
       $63.00                    0.42063                      $26.50
       $62.82                    0.42187                      $26.50
       $62.00                    0.42187                      $26.16
       $61.00                    0.42187                      $25.73
       $60.00                    0.42187                      $25.31
       $59.00                    0.42187                      $24.89
       $58.00                    0.42187                      $24.47
       $57.00                    0.42187                      $24.05
       $56.00                    0.42187                      $23.62
       $55.00                    0.42187                      $23.20
       $54.52                    0.42186                      $23.00
       $54.00                    0.42593                      $23.00
       $53.00                    0.43396                      $23.00
       $52.00                    0.44231                      $23.00
       $50.00                    0.46000                      $23.00
       $49.00                    0.46939                      $23.00
       $48.00                    0.47917                      $23.00
       $47.00                    0.48936                      $23.00
       $46.00                    0.50000                      $23.00
       $45.00                    0.51111                      $23.00
       $44.61                    0.51558                      $23.00
       $44.00                    0.51562                      $22.69
       $43.00                    0.51562                      $22.17
       $42.00                    0.51562                      $21.66
       $41.00                    0.51562                      $21.14
       $40.00                    0.51562                      $20.62
       $39.00                    0.51562                      $20.11
       $38.00                    0.51562                      $19.59
       $37.82                    0.51562                      $19.50
       $37.00                         **                      $19.50
       $36.00                         **                      $19.50
       $35.00                         **                      $19.50

---------------
 * The "implied value" is based on the Parent Average Stock Price. Implied value may be significantly greater than or less than the value determined by reference to the actual trading price of Watson common stock at the time of the special meeting of Schein stockholders to approve the merger, completion of the merger, the date that stockholders of Schein receive shares of Watson common stock or the date Schein stockholders sell Watson common stock.

** At a Parent Average Stock Price of less than $37.82, the minimum value of the Merger Consideration is $19.50 per Share. Watson will have the option to pay such minimum Merger Consideration in cash, in stock or in a mix of cash and stock as described above.

     Stock Options. The merger agreement provides that:

     - in accordance with the terms of the Schein 1999 Stock Option Plan and the Schein 1995 Non-Employee Director Stock Option Plan, respectively, at the effective time of the merger all rights to acquire Shares under each option then outstanding under the Schein 1999 Stock Option Plan and the Schein 1995 Non-Employee Director Stock Option Plan shall be converted into and become rights to acquire the Merger Consideration; and

     - all outstanding unexercised options granted pursuant to the Schein 1993 Stock Option Plan and the Schein 1997 Stock Option Plan ("Terminating Options") shall be terminated effective as of the effective time of the merger in accordance with the terms of each such plan, respectively, and Schein shall deliver a notice of termination to each holder of a Terminating Option at least 20 days prior to the effective time of the merger; provided that, during the period from the date on which such notice of termination is delivered to the effective time of the merger, each holder of a Terminating Option shall have the right to exercise in full all of his or her Terminating Options that are then outstanding (whether vested or unvested and without regard to limitations on exercise otherwise contained in the agreement evidencing the Terminating Option), but contingent on occurrence of the merger, and provided that, if the merger does not take place within 180 days after giving such notice for any reason whatsoever, the notice and exercise shall be null and void.

     Stock Purchase Plan. Prior to the effective time of the merger, Schein shall take all actions as are necessary to terminate Schein's stock purchase plan and to cause the exercise date applicable to the then current offering period to be the last trading day on which Shares are traded on the New York Stock Exchange immediately prior to the effective time of the merger; provided that, such termination and change in the exercise date shall be conditioned upon the consummation of the merger. On such exercise date, Schein shall apply the funds credited as of such date under the stock purchase plan within each participant's payroll withholdings account to the purchase of whole Shares in accordance with the terms of the stock purchase plan.

     Representations and Warranties. The merger agreement contains various customary representations and warranties of the parties thereto, including representations by Schein relating to:

     - organization and qualification and subsidiaries;

     - certificate of incorporation and by-laws;

     - capitalization;

     - authority relative to the merger agreement;

     - material contracts, no conflict, required filings and consents;

     - compliance, permits;

     - SEC filings, financial statements;

     - absence of certain changes or events;

     - absence of undisclosed liabilities;

     - absence of litigation;

     - employee benefit plans, employment agreements;

     - labor matters;

     - restrictions on business activities;

     - title to property;

     - taxes;

     - environmental matters;

     - brokers;

     - intellectual property;

     - warranties;

     - products liability;

     - vote required;

     - takeover statutes; and

     - opinion of financial advisor.

     The merger agreement also contains representations and warranties by Watson and the Purchaser, including those relating to:

     - organization and qualification;

     - capitalization;

     - authority relative to the merger agreement;

     - no conflict and required filings and consents;

     - SEC filings; financial statements;

     - absence of certain changes or events;

     - absence of undisclosed liabilities; and

     - availability of funds needed to consummate the Offer.

     Conduct of Business. Under the merger agreement, Schein has agreed that, until the earliest to occur of the effective time of the merger, the time the designees of Watson constitute a majority of Schein's board of directors or termination of the merger agreement, except as otherwise contemplated by the merger agreement or to the extent that Watson shall otherwise consent in writing, Schein shall, and shall cause each of its subsidiaries to, carry on its business in all material respects in the ordinary course consistent with past practice and, to the extent consistent therewith, use reasonable commercial efforts to preserve, substantially intact its business organization, keep available the services of its officers, employees and consultants and preserve its relationships with customers, suppliers and others having significant business dealings with it. The merger agreement provides that without limiting the generality of the foregoing, during the period from the date of the merger agreement until the earliest to occur of the effective time of the merger, the time the designees of Watson constitute a majority of Schein's board of directors or the termination of the merger agreement, Schein shall not, and shall not permit any of its subsidiaries to (except as expressly permitted by the merger agreement or as set forth in certain schedules thereto or to the extent that Watson shall otherwise consent in writing which consent can generally not be unreasonably withheld after July 28, 2000):

     - amend or otherwise change Schein's or any of its subsidiaries' certificates of incorporation, by-laws or other equivalent organizational documents;

     - issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) of Schein or any of its subsidiaries or affiliates (except for the issuance of Shares pursuant to the exercise of options under the stock option plans and certain warrants issued by Schein, which options and warrants are outstanding on the date of the merger agreement, the issuance of Shares pursuant to the stock purchase plan and the issuance of preferred stock of Schein pursuant to the merger agreement);

     - sell, pledge, dispose of or encumber any assets of Schein or any of its subsidiaries (except for sales of assets in the ordinary course of business and in a manner consistent with past practice, dispositions of obsolete or worthless assets and as otherwise agreed,

     - except as provided in the merger agreement, amend or change the period (or permit any acceleration, amendment or change) of exercisability of options granted under the stock option plans or the warrants or authorize cash payments in exchange for any such options or warrants;

     - declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly-owned subsidiary of Schein may declare and pay a dividend to its parent, split, combine or reclassify any of its outstanding capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or except as provided in the merger agreement, amend the terms of, repurchase, redeem or otherwise acquire, or permit any subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, or propose to do any of the foregoing, except in connection with the purchase of Shares by the trustees of Schein's retirement plan;

     - sell, transfer, license, sublicense or otherwise dispose of any of Schein's intellectual property or amend or modify any existing agreements with respect to any of Schein's intellectual property or intellectual property rights of a third party;

     - acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof; incur any indebtedness for borrowed money, issue any debt securities, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any person, or make any loans or advances except for the incurrence of indebtedness for borrowed money under that certain Amended and Restated Credit Agreement, dated as of November 6, 1998, among Schein, the lenders (as defined therein), and Chemical Bank, and up to an aggregate of $40,000,000 of new indebtedness pursuant to the credit facility to be provided by Watson; enter into any material contract; authorize or make any capital expenditures or purchases of fixed assets that are not currently budgeted; terminate any material contract; or enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by the merger agreement;

     - except for contracts or amendments that serve to reduce the cost to Schein of severance arrangements, increase the compensation payable or to become payable to its employees, officers or directors or grant any severance or termination pay to, or enter into any employment or severance agreement with, any managerial employee, director or officer of Schein or any of its subsidiaries or establish, adopt, enter into, terminate or amend any employee benefit plan (except as may otherwise be required by applicable law);

     - take any action, other than as required by generally accepted accounting principles, to change accounting policies or procedures (including, without limitation, procedures with respect to revenue recognition, capitalization of development costs, payments of accounts payable and collection of accounts receivable);

     - make any material Tax election inconsistent with past practice or settle or compromise any material Tax liability, except to the extent the amount of any such settlement or compromise has been reserved for on the consolidated financial statements contained in Schein SEC reports;

     - pay, discharge, settle or satisfy any material lawsuits, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction in the ordinary course of business of liabilities reflected or reserved against in the financial statements of Schein or incurred in the ordinary course of business; provided that, for the purpose of this paragraph, (1) all liabilities or obligations of Schein or any of its subsidiaries to its directors, officers or affiliates shall be deemed to be material and not in the ordinary course, and (2) that any discharge, settlement or satisfaction that would result in the imposition of any obligation on Schein or any of its subsidiaries other than for the payment of money shall be deemed to be not in the ordinary course;

     - except as currently budgeted, permit any material increase in the number of employees employed by Schein or any of its subsidiaries on the date of the merger agreement;

     - commence any litigation, other than collection actions in the ordinary course of business; or

     - take or fail to take, or agree in writing or otherwise to take or fail to take any of the actions described above.

     Stockholders Meetings; Registration Statement. The merger agreement provides that if Schein is required to obtain approval from its stockholders of the merger and adoption of the merger agreement under applicable law, Schein will, as soon as practicable following the acceptance for payment of, and payment for, Shares by the Purchaser duly call, give notice of, convene and hold a special meeting of its stockholders for the purpose of obtaining approval of Schein stockholders. The merger agreement provides that notwithstanding the foregoing, if the Purchaser or any other subsidiary of Watson shall acquire at least 90% of the outstanding Shares, the parties shall, at the request of Watson, take all necessary and appropriate action to cause the merger to become effective as soon as practicable after the expiration of the Offer without a stockholders meeting in accordance with Section 253 of the DGCL.

     The merger agreement provides that Schein and Watson shall prepare and Watson shall file with the SEC a registration statement on Form S-4 (or on such other form as shall be appropriate) relating to the issuance of Watson common stock in the merger and (if approval of Schein stockholders is required by law) relating to the adoption of the merger agreement by the stockholders of Schein, and shall use all reasonable efforts to cause the registration statement to become effective as soon thereafter as practicable. Watson shall vote, or cause to be voted, all of the Shares then beneficially owned by it, the Purchaser or any of its other subsidiaries or affiliates in favor of the adoption of the merger agreement.

     No Solicitation. The merger agreement provides that:

     - Schein will not, and will not permit or cause any of its subsidiaries to, and shall direct its subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly, initiate or solicit any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, tender offer, consolidation or similar transaction involving, or any purchase of assets (other than inventory in the ordinary course of business) or outstanding shares of capital stock of, Schein or any of its subsidiaries (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"), or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, whether made before or after the date of the merger agreement, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in the merger agreement shall prevent Schein or the board of directors from complying with the Exchange Act with regard to an Acquisition Proposal or disclosure obligations under state law or at any time prior to the earlier to occur of payment for Shares pursuant to the Offer or the approval of the merger by the requisite vote of the stockholders of Schein, providing information in response to a request therefor by a person who has made an unsolicited bona fide written Superior Proposal (as defined below) (so long as such proposal did not result from a breach of the merger agreement) if the Schein board of directors receives from the person so requesting such information an executed confidentiality agreement with customary terms (which shall not preclude the making of an Superior Proposal); or engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written Superior Proposal, if and only to the extent that in each such case the board of directors determines in good faith, after consultation with Schein's outside legal counsel, that such action is necessary in order for Schein's directors to comply with their fiduciary duties under applicable law;

     - Schein will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing;

     - Schein will promptly request each individual or entity that has executed, within twelve months prior to the date of the merger agreement, a confidentiality agreement in connection with his or its consideration of a possible Acquisition Proposal to return promptly or destroy all confidential information heretofore furnished to such individual or entity by or on behalf of Schein or any of its subsidiaries;

     - Schein will not release or permit the release or any waiver of any provision of, any confidentiality, "standstill" or similar agreement to which Schein or any of its subsidiaries is a party, and will enforce or cause to be enforced each such agreement at the request of Watson;

     - Schein will notify Watson immediately (but in any event within 24 hours) if any such inquiries, proposals or offers are received by, any such information requested from, or any such discussions or negotiations are sought to be initiated or continued with any of its representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposals or offers and thereafter shall keep Watson informed, on a current basis, on the status and terms of any such proposals or offers and the status of any such negotiations or discussions;

     - Schein will, through its board of directors, recommend to its stockholders that its stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer and/or adopt the merger agreement(the "Company Board Recommendation"); and

     - neither the board of directors nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Watson or the Purchaser, the Company Board Recommendation, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal by a third party or (iii) terminate the merger agreement in order to enter into a definitive agreement with respect to any third-party Acquisition Proposal; provided, however, that the Schein board of directors or a committee thereof may take the actions described
       (A) under clause (i) of this paragraph if the Schein board of directors shall have determined in good faith, after consultation with outside counsel, that such action is necessary in order for its directors to comply with their fiduciary duties under applicable law and (B) under clause (ii) if the Schein board of directors shall have made the determination required in (A) above and also determined in good faith, after consultation with its financial advisor, that such Acquisition Proposal is a Superior Proposal.

"Superior Proposal" shall mean an unsolicited, bona fide, written Acquisition Proposal for all of Schein that the board of directors of Schein determines, in its reasonable judgment, after consulting with an independent financial advisor of nationally recognized reputation, to be more favorable to Schein's stockholders than the terms of the Offer and the merger; provided, however, that any such proposal shall not be deemed to be a "Superior Proposal" if any financing required to consummate the transaction contemplated by such proposal is not committed and, in the judgment of the board of directors of Schein, is not reasonably capable of being obtained by such third party.

     Indemnification. The merger agreement provides that, from and after the effective time of the merger:

     - the surviving corporation, to the fullest extent permitted under applicable law, shall indemnify and hold harmless each present and former director and officer of Schein against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to actions taken or omitted to be taken by such indemnified parties in their capacity as a director, officer, employee or agent of Schein or any of its subsidiaries or, while serving at the request of Schein, in their capacity as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at or prior to the effective time of the merger (including, without limitation, the transactions contemplated by the merger agreement);

     - the surviving corporation shall advance expenses to an indemnified party, as incurred, with respect to the foregoing actions or failures to act, to the fullest extent permitted under applicable law; provided that the indemnified party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such indemnified party is not entitled to indemnification; and

     - the surviving corporation shall not have any obligation under these indemnification provisions to any indemnified party when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final) that the indemnification of such indemnified party in the manner contemplated hereby is prohibited by applicable law.

Watson has guaranteed the indemnification obligations of the surviving corporation set forth above.

     In addition, the merger agreement provides that for a period of not less than six years after the effective time of the merger, the surviving corporation shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Schein (provided that the surviving corporation may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events existing or occurring at or prior to the effective time of the merger (including, without limitation, the transactions contemplated by the merger agreement); provided, however, that the surviving corporation shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 150% of the annual premiums paid as of the date hereof by Schein for such insurance.

     Interim Financing. The merger agreement provides that, by June 5, 2000, Watson will enter into such agreements with Schein, Schein's current lenders and others, and will make funds available or provide credit support or other financial accommodation, as may be necessary to provide Schein with immediate borrowing availability in the amount of $40,000,000. On June 2, 2000, Watson complied with its obligations under the merger agreement with respect to the $40,000,000 interim financing by entering into certain agreements, including a guarantee, with certain of Schein's existing lenders. In connection therewith, $40,000,000 was made available to Schein on terms and conditions substantially similar to the terms and conditions of Schein's existing bank facility.

     Conditions to the Merger. The merger agreement provides that the respective obligation of each party to effect the merger shall be subject to the satisfaction at or prior to the effective time of the merger of the following conditions:

     - the registration statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the registration statement shall have been issued by the SEC or proceedings for a stop order initiated or threatened by the SEC;

     - the merger agreement shall have been adopted by the requisite vote of the stockholders of Schein to the extent required by the DGCL and the restated certificate of incorporation of Schein;

     - no temporary restraining order, preliminary or permanent injunction or other order issued by any governmental entity preventing the consummation of the merger shall be in effect, and there shall not be any statute, rule, regulation or order enacted, entered or enforced by any governmental entity which makes the consummation of the merger illegal; and

     - Watson, the Purchaser or their affiliates shall have purchased, or caused to be purchased, Shares pursuant to the Offer.

The merger agreement also provides that the obligation of Schein to effect the merger is also subject to the condition that the shares of Watson common stock to be issued in the merger shall have been approved for listing, subject to official notice of issuance, on the New York Stock Exchange.

     Termination. The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger, notwithstanding the adoption of the merger agreement by the stockholders of Schein:

     - by mutual written consent duly authorized by the board of directors of Watson and the board of directors of Schein; or

     - by either Watson or Schein if a governmental entity shall have issued a non-appealable final order, decree or ruling, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the merger or (ii) any statute, rule, regulation or order is enacted, entered or enforced by any governmental entity which makes the consummation of the Offer or the merger illegal; or

     - by either Watson or Schein, if Shares have not been purchased pursuant to the Offer prior to November 13, 2000 (the "Termination Date") (provided that the right to terminate the merger agreement under this provision shall not be available to any party whose failure to fulfill any obligations under the merger agreement has been the cause of or resulted in the failure to consummate the Offer prior to such date); or

     - as long as Shares have not been purchased pursuant to the Offer, by Watson, if any Triggering Event (as defined below) shall have occurred. A "Triggering Event" shall be deemed to have occurred if: (i) the board of directors of Schein shall have failed to recommend to Schein's stockholders that they tender their Shares pursuant to the Offer and/or vote to approve and adopt the merger agreement or the merger, or shall have withdrawn or modified in a manner adverse to Watson or the Purchaser the Company Board Recommendation; (ii) Schein shall have failed to include in the Schedule 14D-9 (or shall have refused to permit the inclusion in any other offer document of) the Company Board Recommendation or a statement to the effect that the board of directors of Schein has determined and believes that the Offer, the merger agreement, the merger and the transactions contemplated by the merger agreement are in the best interests of Schein's stockholders; (iii) the board of directors of Schein shall have approved, endorsed or recommended any Acquisition Proposal made by a third party; (iv) Schein shall have entered into any letter of intent or similar document (other than a confidentiality agreement) or any contract relating to any Acquisition Proposal made by a third party; (v) a tender or exchange offer relating to securities of Schein shall have been commenced by a third party and Schein shall not have sent to its securityholders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that Schein recommends rejection of such tender or exchange offer; (vi) any person (other than Watson or the Purchaser or any affiliate of Watson or the Purchaser) or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Schein or any of its subsidiaries; or (vii) Schein shall have materially breached the "no solicitation" provisions contained in the merger agreement; or

     - as long as Shares have not been purchased pursuant to the Offer, by Watson, (i) upon a breach in any material respect of any covenant or agreement on the part of Schein set forth in the merger agreement or (ii) if any representation or warranty of Schein (A) shall have been inaccurate or incomplete when made or (B) shall have become inaccurate as of a date subsequent to the date of the merger agreement, in either case where certain Offer Conditions would not be satisfied; provided that, if such an event in clause (i) or (ii)(A) is curable prior to the expiration of 20 days from notice by Watson to Schein of its occurrence (but in no event later than the Termination Date) by Schein through the exercise of its reasonable best efforts and for so long as Schein continues to exercise such reasonable best efforts, Watson may not terminate the merger agreement until the expiration of such period without such event having been cured; provided, further, that if an event in clause (ii)(B) is curable prior to the scheduled or any extended expiration date of the Offer (but in no event later than the Termination Date) by Schein through the exercise of its reasonable best efforts and for so long as Schein continues to exercise such reasonable best efforts, Watson may not terminate the merger agreement until the expiration date of the Offer; or

     - by Watson or Schein, if the Offer has expired or has been terminated in accordance with the terms set forth in the merger agreement without any Shares having been purchased pursuant to the Offer (provided that the right to terminate the merger agreement under this provision shall not be available to any party whose failure to fulfill any obligations under the merger agreement has been the cause of or resulted in the failure to consummate the Offer prior to the expiration or termination of the Offer); or

     - as long as Shares have not been purchased pursuant to the Offer, by Schein, (i) upon a breach in any material respect of any covenant or agreement on the part of Watson or the Purchaser set forth in the merger agreement or (ii) if any representation or warranty of Watson or the Purchaser (A) shall have been inaccurate or incomplete when made or (B) shall have become inaccurate as of a date subsequent to the date of the merger agreement (as if made on such subsequent date) and, in either case, the applicable event would materially adversely affect Watson's or the Purchaser's ability to consummate (or materially delays commencement or consummation of) the Offer; provided that, if an event in clause (i) or (ii)(A) above is curable prior to the expiration of 20 days from notice by Schein to Watson of its occurrence (but in no event later than the Termination Date) by Watson or the Purchaser through the exercise of its reasonable best efforts and for so long as Watson or the Purchaser continues to exercise such reasonable best efforts, Schein may not terminate the merger agreement until the expiration of such period; provided, further, that, if an event in clause (ii)(B) above is curable prior to the scheduled or any extended expiration date of the Offer (but in no event later than the Termination Date) by Watson or the Purchaser through the exercise of its reasonable best efforts and for so long as Watson or the Purchaser continues to exercise such reasonable best efforts, Schein may not terminate the merger agreement until the expiration date of the Offer.

     Effect of Termination. In the event of the termination of the merger agreement and the abandonment of the merger, the merger agreement shall forthwith become void and there shall be no liability on the part of any party thereto (or any of its affiliates, directors, officers, employees, agents, legal and financial advisors or other representatives), except for the termination fee (as defined below) and as otherwise set forth in the merger agreement and except that nothing set forth in the merger agreement shall relieve any party from liability or damages resulting from any willful breach of the merger agreement.

     Fees and Expenses. Except as set forth in the merger agreement, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby shall be paid by the party incurring such fees and expenses, whether or not the merger is consummated.

     Schein shall pay Watson a fee of $21,300,000 (the "Termination Fee"), plus actual, documented and reasonable out-of-pocket expenses of Watson and the Purchaser relating to the transactions contemplated by the merger agreement not in excess of $2,500,000 (including, but not limited to, fees and expenses of counsel), if the merger agreement is terminated by Watson as a consequence of a Triggering Event or for any breach by Schein of any covenant or agreement or inaccuracy in any representation or warranty of Schein. However, in the case of termination for inaccuracy in any representation or warranty as of a date after the date of the merger agreement, but subject to any liability for a willful breach of the merger agreement, Schein shall only be obligated to pay to Watson the expense reimbursement. No Termination Fee or expense reimbursement shall be payable by Schein if Watson or the Purchaser shall then be in willful material breach of its obligations under the merger agreement.

     Watson shall pay Schein a fee of $21,300,000 plus actual, documented and reasonable out-of-pocket expenses of Schein relating to the transactions contemplated by the merger agreement, not in excess of $2,500,000 (including, but not limited to, fees and expenses of Schein's counsel), if the merger agreement is terminated by Schein for any breach by Watson or the Purchaser of any covenant or agreement or inaccuracy in any representation or warranty of Watson or the Purchaser, No fee or expense reimbursement shall be payable by Watson pursuant to the merger agreement if Schein shall then be in willful material breach of its obligations under the merger agreement.

     The fees and expense reimbursement payable pursuant to the merger agreement shall be paid within two business days after being notified of such by the other party. The Termination Fee shall not be payable to Watson until the earliest of the date six months after the termination of the merger agreement, the date of closing of a debt financing by Schein which increases Schein's aggregate indebtedness for borrowed money by not less than $30,000,000 and the closing of a definitive agreement for any Acquisition Proposal, at which time the Termination Fee shall be paid immediately.
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

     Extension; Waiver. The merger agreement provides that at any time prior to the effective time of the merger, the parties to the merger agreement, may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement, waive any inaccuracies in the representations and warranties of the other parties to the merger agreement contained in the merger agreement or in any document delivered pursuant thereto or waive compliance with any of the agreements or conditions of the other parties to the merger agreement contained in the merger agreement.

     Amendment. The merger agreement provides that it may be amended by the parties thereto, by action taken or authorized by their respective boards of directors, at any time prior to the effective time of the merger. After approval of the merger by the stockholders of Schein, no amendment may be made that by law requires further approval by such stockholders without obtaining such further approval.

THE STOCKHOLDER AGREEMENTS

     In order to induce Watson and the Purchaser to enter into the merger agreement, the following stockholders of Schein (the "Significant Stockholders") entered into Stockholder Agreements with Watson and the Purchaser:

     - Bayer Corporation

     - Marvin H. Schein, and related trusts

     - Pamela Schein, and related trusts

     The following is a summary of the material terms of the Stockholder Agreements. The full text of a form of Stockholder Agreement is filed as an exhibit to the Schedule TO. The summary is qualified in its entirely by reference to the form of Stockholder Agreement.

     Agreement Not to Transfer. Each Significant Stockholder has agreed that during the period from the date of the Stockholder Agreement through the "Stockholder Agreement Expiration Date" (as defined below), such Significant Stockholder will not permit 46.9% of the Shares or other securities of Schein owned by such Significant Stockholder to be transferred or encumbered, and will insure that no proxy is granted and no voting agreement is entered into with respect to any such Shares or other securities. For purposes of the Stockholder Agreement, "Stockholder Agreement Expiration Date" means the earlier of:

     - the date on which the merger agreement is validly terminated in accordance with its terms;

     - the date on which the merger becomes effective; and

     - the date on which payment is made to the Significant Stockholder of the full purchase price for all Shares tendered by the Significant Stockholder and not withdrawn pursuant to the Offer.

     Notwithstanding the foregoing, if fewer than 24,500,000 Shares are validly tendered on or before the fifth business day after the commencement of the Offer or if prior to the termination of the merger agreement, the board of directors of Schein changes its recommendation in favor of the Offer or the merger (or takes similar actions that indicate that the board of directors of Schein does not support the Offer or the merger), "Stockholder Agreement Expiration Date" shall mean the date one year following either the fifth business day after the commencement of the Offer or the termination of the merger agreement, as the case may be.

     Agreement to Tender. During the period from the date of the Stockholder Agreements through the Stockholder Agreement Expiration Date, each Significant Stockholder has agreed to validly tender for exchange in the Offer not less than 46.9% of the Shares that are owned by such Significant Stockholder at the time of the commencement of the Offer. In the aggregate, the Significant Stockholders have agreed to tender approximately 11,508,522 Shares, which constitute approximately 34.8% of the outstanding Shares as of May 24, 2000.

     Agreement to Vote. During the period from the date of the Stockholder Agreements through the Stockholder Agreement Expiration Date, each Significant Stockholder has agreed that at any meeting of the stockholders of Schein (and pursuant to any action by written consent of stockholders), the Significant

Stockholder will cause 46.9% of all outstanding Shares that are owned by the Significant Stockholder as of the record date fixed for such meeting or consent to be voted:

     - in favor of the approval and adoption of the merger agreement and the approval of the merger, and in favor of each of the other actions contemplated by the merger agreement as necessary for the consummation of the merger;

     - against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Schein in the merger agreement; and

     - except as otherwise agreed to in writing in advance by Watson in its sole discretion, against the following actions (other than the merger and the transactions contemplated by the merger agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Schein or any subsidiary of Schein; (B) any sale, lease or transfer of a material amount of assets of Schein or any subsidiary of Schein; (C) any reorganization, recapitalization, dissolution or liquidation of Schein or any subsidiary of Schein; (D) except as permitted by Section 1.03 of the merger agreement (which provides that following consummation of the Offer, Watson may designate a majority of the members of the board of directors of Schein), any change in a majority of the board of directors of Schein; (E) except as permitted by Section 2.04 of the merger agreement (which contemplates certain amendments to the certificate of incorporation and by-laws of Schein at the effective time of the merger), any amendment to Schein's certificate of incorporation; (F) any change in the capitalization of Schein or Schein's corporate structure; or (G) any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the contemplated economic benefits to Watson of the merger or any of the other transactions contemplated by the merger agreement or the Stockholder Agreements.

     Each Significant Stockholder has also granted an irrevocable proxy to Watson with respect to the number of Shares and the matters described above in this section.

     Options to Purchase Shares. In addition to the agreement to tender and voting agreements referred to above, each Significant Stockholder has agreed that:

     - if less than 24,500,000 Shares are validly tendered on or before the fifth business day following the commencement of the Offer, then, for a period of one year, the Purchaser will have the right to purchase up to an aggregate of forty-six and nine-tenths percent of all of the outstanding Shares owned by the Significant Stockholder, at a price of $12.00 per Share;

     - if (i) the merger agreement has not been terminated, (ii) a proposal for the acquisition of shares or significant assets of Schein has been disclosed, announced, commenced, submitted or made by a person or entity (other than Watson or the Purchaser), and (iii) the Significant Stockholder has, directly or indirectly, either (A) taken any action, or failed to take any action, that could be construed to suggest that the Significant Stockholder might not support the prompt completion of a transaction with Watson and the Purchaser similar to the Offer and the merger, including having withdrawn shares tendered pursuant to the Offer, or (B) taken any action, or failed to take any action, that could be construed to suggest that the Significant Stockholder might support such a proposal disclosed, announced, commenced, submitted or made by a person or entity (other than Watson or the Purchaser), the Purchaser will have the right either (1) to require that the Significant Stockholder validly tender, pursuant to the Offer, all but not less than all of the outstanding Shares that are owned by the Significant Stockholder, or (2) to purchase all but not less than all of the outstanding Shares that are owned by the Significant Stockholder, at a purchase price of $19.50 per share; and

     - if (i) the merger agreement has been terminated in certain instances,
       (ii) a proposal for the acquisition of shares or significant assets of Schein has been disclosed, announced, commenced, submitted or made by a third party (other than Watson or the Purchaser), and (iii) prior to or during the one year period after such proposal has been disclosed, announced, commenced, submitted or made, the Significant Stockholder has, directly or indirectly, taken any action, or failed to take any action, that could be construed to suggest that the Significant Stockholder might support such proposal, the

       Purchaser will have the right to purchase all but not less than all of the outstanding Shares that are owned by the Significant Stockholder, at a purchase price of $19.50 per share (which right shall be exercised (and, if not timely exercised, forfeited) on or prior to the date one year after the occurrence of the circumstances described in clause (iii) of this paragraph).

During the one-year period that the Purchaser is entitled to exercise any of the options referred to in the immediately preceding two paragraphs, the Significant Stockholder shall ensure that all Shares that are owned by the Significant Stockholder are voted in a manner similar to the manner described above under "Agreement to Vote."

     No Solicitation. During the period from the date of the Stockholder Agreement through the Stockholder Agreement Expiration Date, each Significant Stockholder has agreed (in his or its capacity as a stockholder) that it will not, and that it will ensure that its representatives do not: (i) solicit, initiate, encourage or induce the making, submission or announcement of any proposal for the acquisition of shares or significant assets of Schein or take any action that could reasonably be expected to lead to such a proposal; (ii) furnish any information regarding Schein or any direct or indirect subsidiary of Schein to any person in connection with or in response to any such proposal or potential proposal; or (iii) engage in discussions with any person with respect to any such proposal.

12. PURPOSE OF THE OFFER; PLANS FOR SCHEIN AFTER THE OFFER AND THE MERGER.

     Purpose of the Offer. The purpose of the Offer is for Watson to acquire control of, and the entire equity interest in, Schein. Following the Offer, the Purchaser and Watson intend to acquire any remaining equity interest in Schein not acquired in the Offer by consummating the merger. Upon consummation of the merger, Schein will become a wholly-owned subsidiary of Watson.

     Appraisal Rights. Holders of Shares do not have appraisal rights as a result of the Offer. However, if the merger is consummated, holders of Shares may have rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares (any such shares being referred to as "Dissenting Shares"). If any of the Merger Consideration consists of cash (other than for fractional shares) or if the merger is effected pursuant to the short-form merger provisions of the DGCL, Schein stockholders will have appraisal rights under Delaware law. Otherwise, Schein stockholders will not have appraisal rights. If appraisal rights are available and if the statutory procedures with respect to appraisal rights or the value of the Merger Consideration were complied with, such procedures could lead to a judicial determination of the fair value required to be paid in cash to such dissenting holders for their Dissenting Shares. Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than, or in addition to, the Merger Consideration or the market value of the Dissenting Shares. The value so determined could be greater or lower than the Offer Price.

     If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her or its right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Merger Consideration. A stockholder may withdraw his, her or its demand for appraisal by delivery to Watson of a written withdrawal of his, her or its demand for appraisal and acceptance of the terms of the merger.

     A stockholder seeking to exercise appraisal rights under Section 262 of the DGCL may not tender his, her or its Shares in the Offer and will be further advised by Schein as to the steps necessary to exercise such rights. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

     Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it. However, Rule 13e-3 will not be applicable to the merger or any such other business combination if (i) the Shares are deregistered under the Exchange

Act prior to the merger or other business combination or (ii) the merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the value of the consideration paid per Share in the merger or other business combination (measured at the time of consummation of the merger) is at least equal to the amount paid per Share in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning Schein and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

     Plans for Schein. It is expected that, initially following the merger, the business and operations of Schein will, except as set forth in this Offer to Purchase, be continued by Schein substantially as they are currently being conducted. Watson will continue to evaluate the business and operations of Schein during the pendency of the Offer and after the consummation of the Offer and the merger, and will take such actions as it deems appropriate under the circumstances then existing. Watson intends to seek additional information about Schein during this period.

     Except as indicated in this Offer to Purchase, Watson does not have any present plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Schein or any of its subsidiaries, a sale or transfer of a material amount of assets of Schein or any of its subsidiaries, any material change in Schein's capitalization or dividend policy or any other material change in Schein's corporate structure or business.

13. DIVIDENDS AND DISTRIBUTIONS.

     The merger agreement provides that Schein may not, between the date of the merger agreement and the effective time of the merger, without the prior written consent of Watson, declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly-owned subsidiary of Schein may declare and pay a dividend to its parent, or, except in connection with the merger, amend the terms of, repurchase, redeem or otherwise acquire, or permit any subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, or propose to do any of the foregoing, except in connection with the purchase of Shares by the trustees of Schein's Retirement Plan. See Section 11.

14. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES, EXCHANGE LISTING AND EXCHANGE ACT REGISTRATION.

     The purchase of Shares by the Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

     Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the NYSE for continued listing and may be delisted from the NYSE. According to the NYSE's published guidelines, the NYSE would consider delisting the Shares if, among other things, the total number of stockholders is less than 400, the number of record holders of at least 100 Shares is less than 1,200 and the average monthly trading volume (for the most recent 12 months) is less than 100,000 shares or the number of publicly held Shares (exclusive of holdings of officers, directors and their immediate families and other concentrated holdings of ten percent or more ("NYSE Excluded Holdings") should fall below 600,000. If as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

     If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or through the National Association of Securities Dealers Automated Quotation System ("Nasdaq") or other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

     The Shares are currently "margin securities," as such term is defined under the rules of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute "margin securities" for purposes of the margin regulations of the Board of Governors of the Federal Reserve System, in which event such Shares could no longer be used as collateral for loans made by brokers.

     The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by Schein to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Schein to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of
Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement in connection with stockholders' meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. In addition, "affiliates" of Schein and persons holding "restricted securities" of Schein may be deprived of the ability to dispose of their Shares pursuant to Rule 144 promulgated under the Securities Act. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for NYSE or Nasdaq reporting. The Purchaser currently intends to seek to cause Schein to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

15. CERTAIN CONDITIONS OF THE OFFER.

     Notwithstanding any other provisions of the Offer and in addition and subject to (and not in limitation of) the Purchaser's rights or obligations to extend and amend the Offer pursuant to the terms of the merger agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, payment for, any tendered Shares, and may terminate the Offer or amend the Offer, if (i) any applicable waiting period under the HSR Act or any applicable non-United States laws regulating competition, antitrust, investment or exchange controls shall not have expired or been terminated prior to the expiration of the Offer (the "HSR Condition"), (ii) the Minimum Condition shall not have been satisfied or waived (pursuant to the merger agreement) prior to the expiration of the Offer or (iii) at any time on or after the date of the merger agreement and before the time of acceptance of Shares for payment pursuant to the Offer, any of the following events shall occur:

     - there shall have been entered any judgment, order or injunction applicable to Watson, the Purchaser, Schein or any subsidiary or affiliate of Watson or Schein, or to the Offer or the merger, by any governmental entity that (i) makes illegal or otherwise directly or indirectly restrains or prohibits the acceptance for payment of, or payment for, some of or all the Shares by the Purchaser or any of its affiliates or the consummation of the merger, (ii) imposes material limitations on the ability of the Purchaser, or renders the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer, (iii) imposes material limitations on the ability of Watson, the Purchaser or any other affiliate of Watson effectively to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by it pursuant to the Offer or otherwise on all matters properly presented to Schein's stockholders, including, without limitation, the adoption of the merger agreement, (iv) otherwise would materially adversely affect the ability of

       Schein or Watson to consummate the Offer or the merger or to perform any of their respective obligations under the merger agreement, (v) would materially and adversely affect the ownership of the assets or operation of the business of Schein and its subsidiaries taken as a whole by Watson, or (vi) compelling Watson or Schein, or any subsidiary of Watson or Schein, to dispose of or hold separate any material assets, in connection with the offer, the merger and the other transactions contemplated by the merger agreement; or

     - there shall have been instituted and be pending, or be threatened, any suit, action or proceeding brought by any U.S. governmental entity, (i) challenging or seeking to make illegal, materially delay or otherwise directly or indirectly restrain or prohibit or make materially more costly the making of the Offer, the acceptance for payment of, or payment for, any Shares by Watson, the Purchaser or any other affiliate of Watson pursuant to the Offer, or the consummation of any other transaction, or seeking to obtain from Watson, the Purchaser or Schein damages in connection with any transaction that are material in relation to Schein taken as a whole, (ii) seeking to impose material limitations on the ability of the Purchaser, or rendering the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer, (iii) seeking to impose material limitations on the ability of Watson, the Purchaser or any other affiliate of Watson effectively to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by it pursuant to the Offer or otherwise on all matters properly presented to Schein's stockholders, including, without limitation, the adoption of the merger agreement, (iv) which otherwise would materially adversely affect the ability of Schein or Watson to consummate the Offer or the merger or to perform any of their respective obligations under the merger agreement,
       (v) which would materially and adversely affect the right of Watson, Schein or any subsidiary of Watson or Schein to own the assets or operate the business of Schein and its subsidiaries taken as a whole, or (vi) subject to Watson's compliance with the covenants of the merger agreement relating to notices and consents from governmental entities, compelling, or seeking to compel Watson or Schein, or any subsidiary of Watson or Schein, to dispose of or hold separate any material assets, in connection with the transactions; or

     - there shall have been any statute, rule, regulation, legislation or interpretation enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) Watson, Schein or any subsidiary or affiliate of Watson or Schein or (ii) the Offer or the merger by any governmental entity, other than the application to the Offer or the merger of the applicable waiting periods under the HSR Act or any applicable non-United States laws regulating competition, antitrust, investment or exchange controls, that would result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of the paragraph immediately above; or

     - there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the NYSE for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with the NYSE not related to market conditions or suspensions or limitations triggered on the NYSE by price fluctuations on a trading day), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory) or (iii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof not contemplated as of the date of the merger agreement; or

     - there shall have occurred any changes, conditions, events, developments or effects that, individually or in the aggregate, has resulted in or could reasonably be expected to result in a Company Material Adverse Effect; or

     - there shall have occurred any Triggering Event; or

     - the representations and warranties of Schein set forth in the merger agreement shall not have been accurate in all respects when made, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not, and could not reasonably be expected to constitute, a Company Material Adverse Effect; provided, however, that for purposes of determining the accuracy of such representations and warranties, (i) all

       "Material Adverse Effect" qualifications and other materiality qualifications, and any similar qualifications, contained in such representations and warranties shall be disregarded, and (ii) any update of or modification to the Schein Disclosure Schedule made or purported to have been made after the date of the merger agreement shall be disregarded; or

     - the representations and warranties of Schein relating to the equity capitalization of Schein and its subsidiaries shall not have been true and correct as of the date when made or the covenants relating to the equity capitalization of Schein and it subsidiaries shall not have been complied with by Schein in all respects, except to the extent that the cost to Watson and the Purchaser in the aggregate of all inaccuracies in such representations and warranties and noncompliance with such covenants does not exceed $500,000; or

     - the representations and warranties of Schein set forth in the merger agreement shall not be accurate in all respects as if such representations and warranties were made at the time of such determination (except for those representations and warranties which address matters only as of a particular date, which shall be accurate as of such date), except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, have not had and could not reasonably be expected to constitute, a Company Material Adverse Effect; provided, however, that for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other materiality qualifications, and any similar qualifications, contained in such representations and warranties shall be disregarded, and (ii) any update of or modification to the Schein Disclosure Schedule made or purported to have been made after the date of the merger agreement shall be disregarded; or

     - Schein shall have failed to comply with or perform any obligation, agreement or covenant to be complied with or performed by it under the merger agreement in all material respects; or

     - all consents and waivers necessary to the consummation of the Offer or the merger from governmental entities shall not have been obtained, other than consents the failure to obtain which, individually or in the aggregate, has not had and could not reasonably be expected to have a Company Material Adverse Effect; or

     - the merger agreement shall have been terminated in accordance with its terms;

which in the reasonable good faith judgment of Watson or the Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Watson or the Purchaser or any of their affiliates) giving rise to such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares.

     The foregoing conditions are for the sole benefit of Watson and the Purchaser, and may (subject to the terms of the merger agreement and except for the Minimum Condition) be waived by Watson or the Purchaser, in whole or in part, at any time and from time to time in the sole discretion of Watson or the Purchaser. The failure by Watson or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     As used herein:

     "Company Material Adverse Effect" shall mean any change, condition, event, development or effect that, individually or when taken together with all other such changes, conditions, events, developments or effects that have occurred prior to the date of such determination, is materially adverse to the business, condition, capitalization, assets, liabilities, operations or financial performance of Schein and its subsidiaries, taken as a whole; provided, however, that in determining whether there has been a Company Material Adverse Effect, any adverse effect attributable to the following shall be disregarded: (i) general economic, business or financial market conditions; (ii) any change in any law, rule or regulation or generally accepted accounting principles or interpretations thereof that applies to, and any conditions affecting, the pharmaceutical industry generally; (iii) the taking of any action required by the merger agreement or the announcement of the merger agreement; (iv) the breach by Watson or the Purchaser of the merger agreement; or (v) the failure of Schein or any of its subsidiaries to obtain any approval, consent or waiver which may be required under any agreement to which any of them is a party under which the execution and delivery of the merger agreement, the performance of the merger agreement or the consummation of the transactions may result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Schein's or any of its subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material contract, or result in the creation of a lien or encumbrance on any of the assets or properties of Schein or any of its subsidiaries pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Schein or any of its subsidiaries is a party or by which Schein or any of its subsidiaries or its or any of their respective assets or properties is bound or affected.

16. CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS.

     General. Based upon its examination of publicly available information with respect to Schein, the review of certain information furnished by Schein to Watson and discussions of representatives of Watson with representatives of Schein during Watson's investigation of Schein (see Section 11), neither the Purchaser nor Watson is aware of any license or other regulatory permit that appears to be material to the business of Schein and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by the Purchaser pursuant to the Offer or, except as set forth below, of any approval or other action by any domestic (federal or state) or foreign governmental, administrative or regulatory authority or agency that would be required prior to the acquisition of Shares by the Purchaser pursuant to the Offer. Should any such approval or other action be required, it is the Purchaser's present intention to seek such approval or action. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of Schein, the Purchaser or Watson or that certain parts of the businesses of Schein, the Purchaser or Watson might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken. The Purchaser's obligation under the Offer to accept for payment, and pay for, Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this Section 16. See Section 15.

     State Takeover Laws. Schein is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (generally a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock or an affiliate or associate thereof) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. The board of directors has approved the merger agreement and the Purchaser's acquisition of Shares pursuant to the Offer, the merger, and the Stockholder Agreements and, therefore, Section 203 of the DGCL is inapplicable to the merger.

     A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. Mite Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal district court in Oklahoma ruled that the

Oklahoma takeover statutes were unconstitutional insofar as they applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a Federal district court in Florida held in Grand Metropolitan plc v. Butterworth that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

     Schein, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted takeover laws. The Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the merger and has not attempted to comply with any such laws. Should any person seek to apply any state takeover law to the Offer or the merger, the Purchaser reserves the right to challenge the validity or applicability of any such statute in appropriate court proceedings or otherwise, and nothing contained in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event it is asserted that one or more state takeover laws applies to the Offer or the merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the merger, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer and the merger. In such case, the Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered. See
Section 15.

     Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by the Purchaser pursuant to the Offer is subject to such requirements. See Section 2.

     Pursuant to the HSR Act, Watson will file Premerger Notification and Report Forms (the "HSR Reports") with the Antitrust Division and the FTC in connection with the purchase of Shares pursuant to the Offer. Under the provisions of the HSR Act applicable to the Offer, Watson may not consummate the purchase of Shares pursuant to the Offer until the expiration of a 15-calendar day waiting period following the filing. If either the FTC or the Antitrust Division were to request additional information or documentary material from Watson with respect to the filing, the waiting period with respect to the Offer would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Watson with such request. Thereafter, the waiting period could be extended only by court order. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Offer may be extended and, in any event, the purchase of and payment for Shares will be deferred until ten days after the request is substantially complied with, unless the waiting periods are sooner terminated by the FTC and the Antitrust Division. The HSR Act and the rules promulgated thereunder authorize only one extension of the waiting period pursuant to a request for additional information, except by court order. Any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See Section 4. It is a condition to the Offer that the waiting period applicable under the HSR Act to the Offer expire or be terminated. See Section 2 and
Section 15.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the purchase of Shares pursuant to the Offer by the Purchaser, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares purchased by the Purchaser or the divestiture of substantial assets of Watson, Schein or their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to

Watson relating to the businesses in which Watson, Schein and their respective subsidiaries are engaged, Watson and the Purchaser believe that the Offer will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be. See Section 15 for certain conditions to the Offer, including conditions with respect to litigation.

17. FEES AND EXPENSES.

     Except as set forth below, the Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

     Bear, Stearns & Co. Inc., financial advisor to Watson in connection with the acquisition of Schein, is acting as Dealer Manager for the Offer. No fee is payable to Bear, Stearns & Co. Inc. for acting as Dealer/ Manager, as such, but Watson has agreed to pay Bear, Stearns & Co. Inc. for its financial advisory services rendered to Watson in connection with the Offer and the merger: (i) a fee of $1,000,000, payable upon delivery of a fairness opinion and (ii) if the acquisition is completed, an additional fee of $3,500,000. Watson has also agreed to reimburse Bear, Stearns & Co. Inc. for all reasonable out-of-pocket expenses incurred by it, including the reasonable fees and expenses of legal counsel, and to indemnify Bear, Stearns & Co. Inc. against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws.

     The Purchaser and Watson have retained D.F. King & Co., Inc., as the Information Agent, and ChaseMellon Shareholder Services, L.L.C., as the Depositary, in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners.

     The Information Agent and the Depositary will receive reasonable and customary compensation for their services in connection with the Offer, plus reimbursement for their reasonable out-of-pocket expenses, and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for customary handling and mailing expenses incurred by them in forwarding material to their customers.

18. MISCELLANEOUS.

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Neither the Purchaser nor Watson is aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. To the extent the Purchaser or Watson becomes aware of any state law that would limit the class of offerees in the Offer, the Purchaser will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to holders of Shares prior to the expiration of the Offer. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF WATSON, THE PURCHASER OR SCHEIN NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Watson and the Purchaser have filed with the SEC the Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in

Section 7 "-- Available Information" (except that they will not be available at the regional offices of the SEC).

                                          WS Acquisition Corporation

JUNE 6, 2000

     Facsimiles of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or his, her or its broker, dealer, commercial bank, trust company or other nominee to the Depository at its address set forth on the last page of this Offer to Purchase.

                                   SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                            WATSON AND THE PURCHASER

     1. DIRECTORS AND EXECUTIVE OFFICERS OF WATSON. The following table sets forth the name, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employment during the last five years, of each director and executive officer of Watson. Unless otherwise indicated, the current business address of each person is Watson Pharmaceuticals, Inc., 311 Bonnie Circle, Corona, CA 92880. Each such person is a citizen of the United States of America and, unless otherwise indicated, has held his or her present position as set forth below for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Watson.

DIRECTORS

NAME, AGE AND
BUSINESS ADDRESS        POSITION WITH WATSON; PRINCIPAL OCCUPATION OR
                        EMPLOYMENT; 5-YEAR EMPLOYMENT HISTORY

RONALD A. TAYLOR, 52    Director since 1994. Ronald R. Taylor, has been a
                        consultant to Cardinal Health, Inc. ("Cardinal Health"), a leading provider of health-care products and services, since May 1996. Mr. Taylor was a founder and was formerly Chairman of Pyxis Corporation, a developer and marketer of systems designed to manage drugs and supplies, from 1987 until 1996, at which time Pyxis
                        Corporation became a wholly-owned subsidiary of Cardinal
                        Health. Since April 1, 1998, Mr. Taylor has been a general partner of Enterprise Partners Venture Capital, a venture capital firm. He is a board member of Cavanaugh's Hospitality Corporation, a hotel company, and Medica Logic, Inc., a healthcare information company.

ANDREW L. TURNER, 53    Director since 1997. Andrew L. Turner, is the founder of
                        Sun Healthcare Group, Inc. ("Sun Healthcare"), a diversified international long-term care provider, and has been the Chairman and Chief Executive Officer of Sun
                        Healthcare since its formation in 1989. Sun Healthcare filed for Chapter 11 Bankruptcy in 1999. Mr. Turner also founded and previously served as Chief Operating Officer of Horizon Healthcare Corporation, also a health care service provider, from 1986 to 1989. Mr. Turner is the President of Rio Ranchito, Inc. and serves on the board of directors of The Sports Club Co., Sun Health Systems,
                        Alpha Healthcare (Australia), and The Armand Hammer
                        United World College.

ALLEN Y. CHAO, PH.D., 54Director since 1985. Allen Y. Chao, a co-founder of
                        Watson, has been Chief Executive Officer of Watson since 1985, Chairman of Watson since May 1996 and President of Watson since February 1998. Dr. Chao also serves on the board of directors of Somerset Pharmaceuticals, Inc. ("Somerset"), which is fifty percent (50%) owned by Watson. Dr. Chao served as Director of Pharmaceutical Technology and Packaging Development at Searle Laboratories, Inc. from September 1979 to August 1983, where he had overall responsibility for new product implementation and new pharmaceutical technology development. He received a Ph.D. in industrial and physical pharmacy from Purdue University in 1973.

MICHEL J. FELDMAN, 57   Director since 1985. Michel J. Feldman, is a member of
                        the law firm of D'Ancona & Pflaum LLC, Chicago,
                        Illinois, where he has practiced since June 1991.
                        D'Ancona & Pflaum LLC provides legal services to Watson.
                        Mr. Feldman served as the Secretary of Watson from 1995
                        to 1998. From 1977

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

                        to 1981, Mr. Feldman was President and Chief Executive Officer of Avanti Communications, a cellular antenna manufacturer, which was acquired in 1981 by The Allen Group, Inc. Mr. Feldman is also a director of Neff Motivation, Inc., a private corporation which manufactures and markets award recognition products. Mr. Feldman received a B.S.B.A. from Northwestern University in 1965 and a J.D. from Northwestern University School of Law in 1968 and is a Certified Public Accountant.

FRED G. WEISS, 58       Director since 2000. Fred G. Weiss has been the managing
                        director of FGW Associates since 1997. Mr. Weiss served as Vice President, Planning, Investment and Development of Warner-Lambert from 1983 to 1996 and prior to that served as Vice President and Treasurer of Warner-Lambert from 1979 to 1983 where he was involved in both strategic planning and corporate development. Mr. Weiss is also a director of numerous Merrill Lynch-sponsored mutual funds. Mr. Weiss was a member of the board of Glaxo Wellcome/ Warner-Lambert OTC Joint Venture,
                        Warner-Chilcott plc and Noven Pharmaceuticals, Inc. He received a B.S. from the Wharton School at the University of Pennsylvania in 1963 and an M.B.A. from the University of Chicago in 1967.

MICHAEL J. FEDIDA, 53   Director since 1995. Michael J. Fedida, a registered
                        pharmacist, has served for the past thirteen years as an officer and director of several retail pharmacies wholly or partially owned by him. Mr. Fedida served on the board of directors of Circa Pharmaceuticals, Inc.
                        ("Circa"), from 1988 to 1995, at which time Circa was acquired by Watson.

ALBERT F. HUMMEL, 55    Director since 1986 (except for a period from July 1991
                        to October 1991). Mr. Hummel is currently a partner in Affordable Residential Communities, a property management firm. Additionally, Mr. Hummel is President of Pentech Pharmaceuticals, Inc., a development stage pharmaceutical company. Mr. Hummel received a B.S. from St. Joseph's College in 1967 and an M.B.A. from the University of Chicago in 1969.

EXECUTIVE OFFICERS

NAME, AGE AND
BUSINESS ADDRESS        POSITION WITH WATSON; PRINCIPAL OCCUPATION OR
                        EMPLOYMENT; 5-YEAR EMPLOYMENT HISTORY

ALLEN Y. CHAO, PH.D., 54Dr. Chao, a co-founder of Watson, has been Chairman since May 1996, Chief Executive Officer since 1985 and President since February 1998. Dr. Chao also serves on the board of directors of Somerset. Dr. Chao served as Director of Pharmaceutical Technology and Packaging Development at Searle Laboratories, Inc. from September 1979 to August 1983, where he had overall responsibility for new product implementation and new pharmaceutical technology development. He received a Ph.D. in industrial and physical pharmacy from Purdue University in 1973.

MICHAEL E. BOXER, 38    Mr. Boxer has served as Senior Vice President and Chief
                        Financial Officer since June 1999; previously he served as Chief Financial Officer since July 1998. Before joining Watson, Mr. Boxer was President of The
                        Enterprise Group, a financial advisory firm, which provided consulting services to Watson. From 1991 to 1997, he was Vice President of the Health Care Group at
                        Furman Selz, LLC, a New York-based investment bank.
                        While at Furman Selz, Mr. Boxer participated in Watson's public financings and its acquisition of Oclassen
                        Pharmaceuticals, Inc. Mr. Boxer received a M.B.A. from the University of Chicago in 1991.

CHARLES D. EBERT, PH.D.,
46 Dr. Ebert has served as Senior Vice President, Research and Development since May 2000. Previously, Dr. Ebert was the Senior Vice President Proprietary Research and Development since June 1999 and has served as TheraTech, Inc. (now Watson Laboratories, Inc. -- Utah) Executive Vice President, Research and Development since 1992, and as Vice President, Research and Development from 1987 to 1992. Prior to joining TheraTech, he was Director of Research and Development at Cygnus Therapeutic Systems from 1986 to 1987 where he directed the development of transdermal products. From 1984 to 1986, he was Senior Research Scientist and Manager in the Systems Development Group of Ciba-Geigy Corporation, responsible for the development of new transdermal, gastrointestinal and mucosal drug delivery systems. Dr. Ebert received his B.S. in Biology from the University of Utah in 1977 and his Ph.D. in Pharmaceutics from the University of Utah in 1981.

ROBERT C. FUNSTEN, 40   Mr. Funsten has served as Senior Vice President, General
                        Counsel and Secretary since June 1999. Previously, Mr.
                        Funsten was the Vice President, General Counsel and
                        Secretary of Watson from December 1998 to June 1999, and was Vice President, Legal Affairs from July 1998 to
                        December 1998. Before joining Watson, Mr. Funsten was the Vice President and General Counsel of Chiron Vision
                        Corporation, an ophthalmic surgical device company, from August 1995 to June 1998 and previously served as its Vice President and Corporate Counsel from November 1993 to August 1995. Prior to joining Chiron Vision
                        Corporation, Mr. Funsten was in private practice at Stradling, Yocca, Carlson & Rauth. Mr. Funsten received a J.D. from Stanford School of Law in 1986.

DAVID C. HSIA, PH.D., 55Dr. Hsia has served as Watson's Senior Vice President,
                        Scientific Affairs since May 1995 and as acting Vice President, Quality Assurance since April 1999. He has been a Vice President of Watson since 1985. Dr. Hsia is also co-founder of Watson. He has been involved in the development of pharmaceutical formulations for oral contraceptives, sustained-release products and novel dosage forms. Dr. Hsia received a Ph.D. in industrial and physical pharmacy from Purdue University in 1975. Dr. Hsia is Dr. Chao's brother-in-law.

G. FREDERICK WILKINSON,
43 Mr. Wilkinson has been Chief Operating Officer and Senior Vice President, Sales and Marketing since June 1999. Previously, Mr. Wilkinson was Vice President since July 1997, and Executive Vice President -- Sales & Marketing of Watson Laboratories, Inc. since July 1996. Mr. Wilkinson also serves as a director of Somerset. Prior to his employment with Watson, Mr. Wilkinson was the President and General Manager of Creighton Pharmaceuticals, a wholly-owned subsidiary of Sandoz Pharmaceuticals, Inc. ("Sandoz") from 1994 to 1996. Prior to that, he held various marketing management positions at Sandoz since 1980. Mr. Wilkinson received his M.B.A. from Capital University in 1984 and his B.S. in Pharmacy from Ohio Northern University in 1979.

     2. DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER. The directors of the Purchaser are Allen Y. Chao, G. Frederick Wilkinson and Michael E. Boxer. The executive officers of the Purchaser are Allen Y. Chao (President), Michael E. Boxer (Chief Financial Officer and Treasurer), G. Frederick Wilkinson (Vice President) and Robert C. Funsten (Secretary). The biographical information for such directors and executive officers is listed above.

                        THE DEPOSITARY FOR THE OFFER IS:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

           By Mail                         By Hand:                 By Overnight Delivery:
           -------                         --------                 ----------------------
Reorganization Department       Reorganization Department       Reorganization Department
P.O. Box 3301                   120 Broadway                    85 Challenger Road
South Hackensack, NJ 07606      13th Floor                      Mail Stop -- Reorg
                                New York, NY 10271              Ridgefield Park, NJ 07660

             By Fax Transmission (for eligible institutions only):
                                 (201) 296-4293
                    For Fax Confirmation Only by Telephone:
                                 (201) 296-4860
                            ------------------------

     Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of the Guaranteed Delivery may be obtained from the Dealer Manager or the Information Agent. A stockholder may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                             D.F. KING & CO., INC.
                                77 Water Street
                            New York, New York 10005
                Bankers and Brokers Call Collect: (212) 269-5550
                   All Others Call Toll Free: (800) 628-8509

                      THE DEALER MANAGER FOR THE OFFER IS:

                            BEAR, STEARNS & CO. INC.
                            Bear, Stearns & Co. Inc.
                                245 Park Avenue
                            New York, New York 10167
                         Call Toll Free: (800) 967-7915
                           (Attention: Tom Monaghan)